newgold™

# Management's Discussion and Analysis

For the year ended December 31, 2012

Growing Together

Management’s Discussion and Analysis
For the year ended December 31, 2012
New Gold Inc.

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY
2	FINANCIAL AND OPERATING HIGHLIGHTS
3	Financial highlights
4	Operating highlights
5	Development and exploration highlights
5	Corporate developments
6	OUTLOOK FOR 2013
8	BUSINESS OVERVIEW AND STRATEGY
9	New Gold’s business
9	New Gold’s strategy
11	Key performance drivers
13	Economic outlook
14	CORPORATE SOCIAL RESPONSIBILITY
15	FINANCIAL AND OPERATING RESULTS
15	Summary of annual financial and operating results
18	Summary of quarterly financial and operating results
22	Review of operating mines
30	DEVELOPMENT AND EXPLORATION REVIEW
32	MINERAL RESERVES AND RESOURCES UPDATE
33	FINANCIAL CONDITION REVIEW
33	Balance sheet review
35	Liquidity and cash flow
36	Commitments
36	Contingencies
36	Contractual obligations
37	Related party transactions
37	Off-balance sheet arrangements
37	Subsequent events
37	Outstanding shares
37	NON-GAAP FINANCIAL PERFORMANCE MEASURES
40	ENTERPRISE RISK MANAGEMENT
40	General risks
40	Financial risk management
44	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
48	CONTROLS AND PROCEDURES
49	CAUTIONARY NOTES

Management’s Discussion and Analysis

For the year ended December 31, 2012

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”), including its predecessor entities. This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 28, 2013. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in Canada, Mexico, the United States and Australia and development projects in Canada and Chile. With a strong liquidity position, simplified balance sheet and an experienced management and Board of Directors, the Company has a solid platform to continue to execute its growth strategy. The New Afton Mine in Canada (“New Afton”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), and Mesquite Mine in the United States (“Mesquite”) and the Peak Mines in Australia (“Peak Mines”) once again achieved targeted production levels with 411,892 ounces of gold production in 2012. In addition, New Gold owns the Blackwater project located in Canada (“Blackwater”) and 30% of the world-class El Morro project located in Chile (“El Morro”).

New Gold’s production costs remain very competitive when compared to the broader gold mining industry and provide the Company with strong margins. In 2012, New Gold’s total cash costs were within the Company’s guidance range at $421 per ounce of gold sold. At an average realized gold price(1) of $1,551 per ounce, this resulted in a margin(1) per ounce of $1,130. New Gold has been able to maintain its costs well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with, and acted as an offset to, some of the input cost pressures faced by the mining industry.

New Gold continues to build on its successful portfolio which now consists of four operating mines and two development projects, all located in jurisdictions that are generally considered favourable to mining activities. On July 31, 2012, New Afton declared commercial production ahead of the August target. New Afton then reached full production on September 21, 2012, over one month ahead of the November 2012 target. The fourth quarter of 2012 financial results reflect the first full quarter of commercial production at New Afton, contributing to the Company’s highest ever quarterly net cash generated from operating activities of $106.2 million and lowest ever quarterly cash costs of $254 per gold ounce sold.

In September, the Company also announced the Preliminary Economic Assessment (“PEA”) for the Blackwater project located in British Columbia, Canada. Over its mine life, Blackwater is estimated to produce an annual average of over 500,000 ounces of gold and approximately two million ounces of silver at total cash costs well below the current industry average. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

During the year, the Company reached its highest cash balance in its history, after closing two private offerings of senior unsecured notes (“Senior Unsecured Notes”) for a total aggregate principal amount of $800.0 million, none of which is due until 2020. Through the redemption of the Company's senior secured notes (“Senior Secured Notes”) and convertible debentures (“Debentures”) as well as the exercise of warrants in November, New Gold has simplified its capital structure. The Company is in a strong financial position, with forecasted free cash flow generation from its four producing assets expected to further enhance New Gold's financial flexibility in 2013 and beyond.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS

Three months ended December 31			For the years ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011	2010
Operating information:
Gold (ounces):
Produced (1)	112,883	100,671	411,892	387,155	382,911
Sold (1)	109,766	99,612	395,535	391,890	369,077
Silver (ounces):
Produced (1)	401,276	453,024	1,938,506	1,989,333	2,188,235
Sold (1)	419,998	440,024	1,926,137	2,007,801	2,143,721
Copper (thousands of pounds):
Produced (1)	20,920	3,297	42,820	12,715	15,340
Sold (1)	19,758	2,917	35,613	15,316	14,050
Average realized price (2):
Gold ($/ounce)	1,578	1,549	1,551	1,460	1,194
Silver ($/ounce)	32.46	31.26	30.78	35.15	21.40
Copper ($/pound)	3.52	3.56	3.56	3.78	3.48
Total cash costs per gold ounce sold (2) (3)	254	553	421	446	418
Average realized margin (2) ($/ounce)	1,324	996	1,130	1,014	776
Measured and Indicated Resources (4) as at December 31
Gold (thousands of ounces)	21,403	18,797	21,403	18,797	13,060
Silver (thousands of ounces)	131,847	115,268	131,847	115,268	83,514
Copper (millions of pounds)	4,061	3,946	4,061	3,946	3,538

Financial Information:
Revenues	250.9	177.3	791.3	695.9	530.5
Earnings from mine operations	99.2	74.9	330.6	315.2	204.3
Net earnings from continuing operations	123.9	35.0	199.0	179.0	57.3
Net earnings	123.9	35.0	199.0	179.0	47.5
Adjusted net earnings (2)	49.7	42.2	183.5	187.8	115.7
Cash generated from operations	131.1	87.1	336.4	327.9	228.4
Net cash generated from continuing operations	106.2	65.8	235.8	229.5	186.5
Capital expenditures	118.0	158.5	516.0	413.6	134.1
Total assets	4,283.7	3,368.7	4,283.7	3,368.7	2,429.2
Cash and cash equivalents	687.8	309.4	687.8	309.4	490.8
Long-term debt	847.8	251.7	847.8	251.7	229.9
Share Data:
Earnings per share from continuing operations:
Basic	0.26	0.08	0.43	0.42	0.15
Diluted	0.26	0.07	0.42	0.40	0.15
Adjusted net earnings per basic share (2)	0.11	0.09	0.40	0.44	0.30
Share price as at December 31 (TSX – Canadian dollars)	11.01	10.28	11.01	10. 28	9.68
Weighted average outstanding shares (basic) (millions)	468	452	463	430	391

1.
Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable. Additionally, in the current year, 3,039 ounces of gold and 2.7 million pounds of copper which were produced by New Afton in its pre-production period were applied to the capital cost of the project and are therefore not reflected in ounces and pounds sold.

2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended December 31, 2012 would be $680 per ounce of gold (2011 - $684), $13.50 per ounce of silver (2011 - $13.86); and $1.62 per pound of copper (2011 - $1.90). For the year ended December 31, 2012, co-product cash costs would be $679 per ounce of gold (2011 - $628), $13.36 per ounce of silver (2011 - $14.99); and $1.72 per pound of copper (2011 - $1.90). The 2011 comparative figures have been adjusted to correspond to the current presentation.

4.
Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold 2012 Operational Results Extend History of Delivering on Guidance and 2013 Outlook Provides Gold Production Growth at Significantly Lower Costs”, filed on and dated February 5, 2013 on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

FINANCIAL HIGHLIGHTS

•     Revenues were $791.3 million for the full year of 2012, an increase of 14% over $695.9 million in the prior year. The increase was driven primarily by higher sales of gold and copper compared to the prior year, positively impacted by five months of commercial production at New Afton. The benefit from increased sales volume was coupled with the increase in the average realized price of gold. The average realized price for the full year of 2012 of $1,551 per ounce of gold compared favourably to $1,460 per ounce in the prior year. In contrast, the average realized price of silver and copper decreased from $35.15 per ounce of silver and $3.78 per pound of copper in 2011 to $30.78 per ounce of silver and $3.56 per pound of copper in 2012. Revenues were $250.9 million for the fourth quarter of 2012, an increase of 42% compared to $177.3 million in the same period in 2011.

•     Earnings from mine operations were $330.6 million for the full year of 2012 compared to $315.2 million in 2011. The increase in earnings from mine operations is attributed primarily to higher gold and copper production and related sales from New Afton, as well as higher commodity prices for gold. Earnings from mine operations were $99.2 million in the fourth quarter of 2012 relative to $74.9 million in the same prior year period.

•     Net earnings from continuing operations were $199.0 million or $0.43 per basic share compared to $179.0 million or $0.42 per basic share in 2011. This increase is primarily due to higher earnings from mine operations, as well as the impact of non-operating “Other gains and losses”, where a gain of $19.9 million was recorded for the full year of 2012 relative to a loss of $7.9 million in 2011. This gain includes a non-cash gain on non-hedged derivatives of $61.1 million, partly offset by a loss of $31.8 million related to the redemption of the 10% Senior Secured Notes, for which there is no prior year comparative. The $31.8 million loss consists of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion. Net earnings from continuing operations for the fourth quarter of 2012 were $123.9 million or $0.26 per basic share, compared to $35.0 million or $0.08 per basic share in the same period in 2011.

•     Adjusted net earnings from continuing operations for the full year of 2012 were $183.5 million or $0.40 per basic share, compared to $187.8 million or $0.44 per basic share in the prior year period. Adjusted net earnings for 2012 was impacted by a combination of a $39.5 million increase in depreciation and depletion expense, a $10.6 million increase in exploration as a result of continued success at Blackwater and New Afton, as well as an $11.3 million increase in interest expense.  For the fourth quarter of 2012, adjusted net earnings were $49.7 million or $0.11 per basic share, relative to $42.2 million or $0.09 per basic share in the prior year period.

•     Cash generated from operations excluding working capital changes and income taxes paid (2) for the full year of 2012 was $381.2 million compared to $340.4 million in 2011. Pre-tax cash generated from operations in 2012 was $336.4 million, which included a $44.8 million working capital use of cash. This compares to a use of cash from change in working capital of $12.5 million in the prior year, where pre-tax cash generated from operations was $327.9 million. Relative working capital movements resulted in a $32.3 million negative impact when comparing pre-tax cash generated from operations in 2012 to 2011. The increase in working capital results primarily from an inventory build-up at Peak Mines and smelter receivables at New Afton.  Additionally, 2012 cash generated from operations was impacted by $12.1 million cash tax payment that was related to Cerro San Pedro’s 2011 taxes payable and $7.7 million in reclamation expenditures at Mesquite that will now not be required at the end of the mine life. Net cash generated from operations for 2012 was $235.8 million, compared to $229.5 million in the prior year.  The 2012 figure was impacted by the above items, the majority of which impacted the first nine months of the year and are not expected to be reoccuring. For the fourth quarter of 2012, cash generated from operations, excluding working capital changes and income taxes paid, was $128.0 million compared to $84.6 million in the same period in 2011.

•     Net cash generated from operations was $106.2 million for the fourth quarter of 2012, an increase of 61% relative to the prior year period of $65.8 million. This reflects the impact of the first full quarter of commercial production at New Afton.

•     Cash and cash equivalents were $687.8 million at December 31, 2012 compared to $309.4 million at December 31, 2011.  This increase is primarily a result of the issuance of the Senior Unsecured Notes for a total aggregate principal of $800.0 million, none of which is due until 2020. Through the redemption of the Company's Senior Secured Notes and Debentures as well as the exercise of warrants in November, New Gold has simplified its capital structure.

2.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

OPERATING HIGHLIGHTS

1.
The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2012 and 2011 methodology which capitalizes property, plant and equipment components in accordance with IFRS. The 2009 comparative cash costs per ounce figures have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).

•     Gold production was 411,892 ounces in 2012, an increase of 6% compared to 387,155 ounces in 2011. The increase was primarily driven by the start of commercial production at New Afton on July 31, 2012 where 36,807 ounces were produced in the year. Peak Mines also increased gold production by 12% relative to the prior year due to improved grades and recoveries. Gold production for the quarter was 112,883 ounces, an increase of 12% compared to 100,671 ounces in the same prior year period.

•     Copper production was 42.8 million pounds in 2012, an increase of 237% compared to 12.7 million pounds in 2011. This increase was due to the combination of a successful New Afton start-up and a 12% increase in copper production at Peak Mines. Copper production for the fourth quarter of 2012 was 20.9 million pounds, compared to 3.3 million pounds in 2011.

•     Gold sales were 395,535 ounces during the full year of 2012 compared to 391,890 ounces in the prior year. This increase is a result of higher production. However, the full extent of the increased production level is not reflected in the number of ounces sold as a portion of the New Afton production related to its pre-production period, and was therefore applied to the capital cost of the project instead of revenues. Specifically, of the total 36,807 ounces produced at New Afton in the year, only 29,735 ounces were recognized as sales ounces, while 3,039 gold ounces were produced in the pre-commercial production period. The remainder of the difference between New Afton’s production and sales figures relates to an increase in gold concentrate inventory and smelter deductions. Peak Mines also increased its gold in concentrate as high gold grade production in the final two weeks of December remained in inventory. Gold sales in the fourth quarter were 109,766 ounces, up 10% from 99,612 ounces in the same period in 2011.

•     Total cash costs per ounce sold, net of by-product sales, were $421 per ounce for the full year of 2012 compared to $446 per ounce in 2011. This decrease is primarily the result of higher by-product revenues due to higher copper sales volumes, offset by a reduction in silver sales volumes and average realized prices for both silver and copper. The higher by-product sales revenues more than compensated for the continued cost pressures at the operating sites.

•     Total cash costs per ounce sold for the fourth quarter of 2012, net of by-product sales, were $254 per ounce compared to $553 per ounce in the same period in 2011. This represented the lowest quarterly cash costs in the Company’s history.  The reduction of $299 per ounce relative to the same prior year period was primarily driven by the impact of New Afton successfully achieving full production.

•     The average realized margin for the full year of 2012 was $1,130 per ounce, up 11% from the prior period average realized margin of $1,014 per ounce. This increase is a result of lower cash costs per ounce sold in 2012, together with a higher average realized price per gold ounce, which increased to $1,551 per ounce in 2012 relative to $1,460 per ounce in 2011. The average realized margin was $1,324 per ounce for the fourth quarter of 2012, compared to $996 in the same prior year period.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•     On July 31, 2012, New Afton reached commercial production, defined as an average of 60% of mill capacity over a 30-day period. New Afton subsequently reached full production on September 21, 2012, defined as an average of 100% of mill capacity over a 30-day period, over one month ahead of the November 2012 target. The average daily milling rate during the fourth quarter was 11,706 dry metric tonnes (DMT) per day, or 106% of the 11,000 DMT per day nameplate capacity. New Afton completed 54 drawbells by December 31, 2012, ahead of the targeted 48 drawbells.

•     Through exploration efforts at New Afton, the mine life was extended by two years, from 12 to 14 years.

•     At Blackwater, exploration activity for the full year of 2012 included a total of over 270,000 metres drilled. New Gold was successful in growing the Blackwater Measured and Indicated gold mineral resource to 8.1 million ounces from 5.4 million ounces at the end of 2011. The results of this work will be incorporated into a feasibility study scheduled for completion in late 2013.

•     New Gold has increased its consolidated Measured and Indicated gold Resources (inclusive of Reserves) to 21.4 million ounces at December 31, 2012, compared to 18.8 million ounces at December 31, 2011. The increase was driven primarily by ounces added through a combination of exploration drilling at Blackwater and Peak Mines coupled with the positive impact of higher metal prices on updated Mineral Resource estimates. The majority of the mineralization at Blackwater was upgraded to the Measured and Indicated Resource categories. Proven and Probable gold Reserves ended the year at 7.7 million ounces, relative to 7.9 million ounces at December 31, 2011.

CORPORATE DEVELOPMENTS

The Company continues to place great emphasis on the pursuit of disciplined growth both through organic initiatives and potential mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company continues to evaluate assets in favourable jurisdictions and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key per share metrics. The Company strives to maintain a strong financial position by continually reviewing strategic alternatives with the view to maximizing shareholder value. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position.

•     At Blackwater, the PEA, 43-101 Technical Report and Project Description for Blackwater were completed in the third quarter of 2012. The PEA demonstrated robust economics for a conventional truck and shovel open pit mining operation with a 60,000 tonnes per day processing facility to recover gold and silver by whole ore leach technology. A number of potential project opportunities were identified to further improve project economics and to reduce project risk and will be investigated through trade-off studies to be completed through 2013. Refer to the ‘Development and Exploration Review’ section for details. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•     At El Morro, led by New Gold’s 70% partner Goldcorp Inc. (“Goldcorp”), activities are focused on supporting the advancement of the consultation process with the Comunidad Agricola Los Huasco Altinos (“CAHA”), evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply. Project field work has been temporarily suspended pending the resolution by the Chilean Environmental Permitting Authority (the “Servicio de Evaluación Ambiental” or “SEA”) of certain deficiencies in consultation asserted by the CAHA. Refer to the 'Development and Exploration Review' section for further details.

•     In June 2012, the Ontario Superior Court of Justice released its decision regarding the ownership interests in El Morro. All claims made in a lawsuit against the Company and affiliated subsidiaries by Barrick Gold Corporation (“Barrick”) related to the exercise of the right of first refusal on El Morro were dismissed. Barrick did not appeal the decision. The decision confirmed that New Gold and Goldcorp will continue as partners in the El Morro project.

OUTLOOK FOR 2013

New Gold is pleased to provide guidance for 2013 as follows:

2013 PRODUCTION AND COST GUIDANCE

	Gold	Silver	Copper	Total cash costs
	(thousands of ounces)	(millions of ounces)	(millions of pounds)	(per ounce)
Mesquite	130 - 140	-	-	$830 - $850
Cerro San Pedro	140 - 150	1.4 - 1.6	-	$375 - $395
Peak Mines	95 - 105	-	12 - 14	$670 - $690
New Afton	75 - 85	-	66 - 74	$(1,410) - $(1,390)
Total	440-480	1.4 - 1.6	78 - 88	$265 - $285

Production

New Gold’s four operating assets are expected to continue their strong performance with targeted gold production of 440,000 to 480,000 ounces in 2013, an approximate increase of 12% over 2012 production.

New Gold also produces silver and copper as by-product metals at certain of its operations. At Cerro San Pedro, the Company anticipates silver production to decrease to 1.4 to 1.6 million ounces due to the planned processing of lower silver grades as a result of mine sequencing. This silver by-product will help offset a meaningful portion of the mine’s operating costs. At the Peak Mines and New Afton, the Company produces copper which, similar to silver, provides an effective offset to the Company’s input costs. With 2013 benefitting from a full year of production at New Afton, New Gold expects a doubling of total copper production, from 43 million pounds in 2012 to a forecasted 78 to 88 million pounds in 2013.

Total Cash Costs

The Company’s total cash costs have declined since its three-way business combination in mid-2008. The decrease in costs has been a result of increased gold production, increased silver and copper production at Cerro San Pedro, Peak Mines and New Afton, respectively, as well as increased prices of silver and copper. Looking forward to 2013, the trend of declining costs is expected to continue as a full year of production at New Afton should help move the Company’s costs lower to the $265 to $285 per ounce range – well below the industry average.

Assumptions used in the 2013 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2013 is $3.70 per gallon, which reflects recent prices being paid.

Depreciation and Depletion

Depreciation and depletion expense is expected to increase by approximately 75% reflecting increased production, mostly as a result of New Afton being in its first full year of production.

Exploration

With the ongoing exploration projects at Blackwater, New Afton and Peak Mines, 2013 should be another active year for New Gold’s exploration teams. The Company looks forward to continuing its evaluation of Blackwater, further drilling the upside potential from the “C-Zone” at New Afton, and identifying opportunities to further extend the mine life at the Peak Mines. In total, New Gold has budgeted approximately $50 million for exploration in 2013 with approximately half of this allocated to Blackwater. Of the total exploration spend, approximately $20 million is expected to be capitalized with the remaining $30 million being expensed.

Corporate Administration and Share-based Payment Expense

Total costs related to corporate administration and share-based payment expense is expected to increase by approximately $6 million in 2013. Part of the increase is a result of the Company receiving in 2012 a reimbursement of legal fees of $3.1 million in relation to the claim over El Morro.

Finance Costs

An increase in finance costs is expected in 2013. The total finance cost related to the aggregate $800 million Senior Unsecured Notes and our credit facility is expected to be approximately $54 million. As New Afton is no longer a qualifying development asset to capitalize finance costs to, a greater proportion of the finance cost, or approximately $36 million, will be classified to finance expense on the income statement, with the balance of finance cost capitalized to Blackwater.

Capital Expenditures

Capital expenditures are budgeted to be approximately $290 million in 2013, considerably lower than 2012 capital expenditures of $516 million.  The decrease relates primarily to New Afton, as the operation has now reached full commercial production.

Capital expenditures in 2013 will still include considerable investment for future production, particularly at New Afton, Blackwater and Cerro San Pedro. Of the total of approximately $110 million budgeted capital expenditures for New Afton, $90 million is attributable to the continued cave and drawbell development. The number of drawbells built in 2014 and beyond will significantly decrease and the annual capital expenditures should continue to decrease.

Capital spending at Blackwater is also budgeted to decrease, from its 2012 level of $128 million to a forecast of approximately $60 million, with $45 million related to feasibility study, permitting and camp facilities, with the remaining $15 million of capitalized exploration expenditures.  This excludes any interest that will be capitalized to Blackwater.

The remaining $120 million relates to other capital projects at the operating sites. In addition to its standard annual capital expenditures, Cerro San Pedro will spend approximately $30 million related to capitalized stripping of a Phase 5 pit wall pushback and the mine’s final leach pad expansion.

Refer to the Outlook sections in the ‘Financial and Operating Results – Review of operating mines’ section for further details.

BUSINESS OVERVIEW AND STRATEGY

NEW GOLD’S BUSINESS

New Gold is an intermediate gold producer with a portfolio of assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine in the United States, the Cerro San Pedro gold-silver mine in Mexico, the New Afton gold-copper mine in Canada, and the Peak gold-copper mines in Australia. Significant exploration and development projects include the Blackwater project in Canada and the 30% interest in the El Morro project in Chile. New Gold has an objective of continuing to grow, both organically and through value-enhancing or accretive acquisitions, to further establish itself as the industry leading intermediate gold producer.

New Gold’s operating portfolio is diverse both geographically and in the range of commodities that its operations produce. The group of assets has demonstrated a history of meeting guidance from a production and cost standpoint. The consolidated cash costs figure is below industry average and  the portfolio provides a strong operating cash flow as the foundation for internally funding continuing exploration and development projects.

1.	Represents New Gold’s attributable share of Reserves and Resources.
2.	Proven and Probable Reserves and Measured, Indicated and Inferred Resources above are calculated as at December 31, 2012 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold 2012 Operational Results Extend History of Delivering on Guidance and 2013 Outlook Provides Gold Production Growth at Significantly Lower Costs”, filed on and dated February 5, 2013 on www.sedar.com. The scientific and technical information in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

NEW GOLD’S STRATEGY

Our primary focus is the exploration, development and operation of our portfolio of gold assets. We currently have an established foundation with our four producing assets providing us with the cash flow that should position us to grow the business organically as we further explore and develop our two large, exciting projects. As we deliver on, what we believe is, an industry-leading organic growth profile, we intend to remain focused on the following key components of the strategy that has helped New Gold become a leading intermediate producer.

Operational execution

With a track record of meeting annual operating guidance for four consecutive years, New Gold ended the year 2012 with a 14% revenue increase, from $695.9 million in 2011 to $791.3 million in the current year. Operating margin(3) for the year ended December 31, 2012 also increased by 14% to $447.0 million from $392.1 million in the full year of 2011. In addition to the strength of the operating portfolio, our development teams successfully kept New Afton on time for the targeted mid-2012 production start.

Maintaining a strong financial position

Our objective is to maintain a strong balance sheet and sufficient financial flexibility to internally fund our two development projects. As at December 31, 2012, we had $687.8 million in cash and cash equivalents. For the year ended December 31, 2012, the Company generated $235.8 million in cash flow from continuing operations. This amount is expected to increase in 2013 with a full year of production at New Afton. With our current cash balance, the prevailing strength of commodity prices and New Afton adding further cash flow from a full year of production, we believe we are well positioned to fund the exploration and development of our growth pipeline.

Enhancing value

New Gold has an established track record of enhancing the value of its portfolio of assets. This has been a particular focus since mid-2009 when New Gold and Western Goldfields merged to create a fully funded, growth-oriented Company. Since that time, the research analysts that cover New Gold have steadily increased the net asset values they ascribe to the Company’s assets. New Gold will continue to look for opportunities to increase the value of each of its operations organically.

Disciplined growth

Since the middle of 2008, New Gold has grown through the combination of largely single asset companies. Importantly, in each instance, the addition of a new company or asset has further strengthened New Gold. The experience of the management team and board of directors has allowed New Gold to be opportunistic in its corporate development initiatives, positioning the Company as an industry leader.

ABILITY TO EXECUTE ON STRATEGY

Our ability to execute on our strategy comes from the strength of: our experienced management team, board of directors and skilled workforce, track record of delivering on expectations, portfolio of assets in favourable jurisdictions, pipeline of world-class development projects, strong financial position and commitment to corporate social responsibility.

3.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

Experienced management team with a proven industry track record

We have a seasoned and experienced management team with extensive mining sector knowledge and a successful track record of identifying and developing mines. Our Executive Chairman, Randall Oliphant, Chief Executive Officer, Robert Gallagher, and Chief Financial Officer, Brian Penny all have significant experience in leading successful mining companies.  Our Board of Directors provides further stewardship and includes individuals with a breadth of sector knowledge that provides New Gold with a distinct competitive advantage.

Leading mid-tier producer with track record of delivering on expectations

New Gold has a portfolio of mines that have consistently met or exceeded Company guidance. In 2012, we met our guidance for the fourth consecutive year, producing 411,892 ounces of gold at cash costs of $421 per ounce of gold sold. 2013 guidance has been established at 440,000 to 480,000 ounces of gold at total cash costs of $265 to $285 per ounce. New Gold’s cash costs continue to be well below the industry average.

Geographically diverse operations in favourable jurisdictions

We have a diverse portfolio of assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, the New Afton Mine in Canada, and the Peak Mines in Australia. Significant development projects include the Blackwater project in Canada and a 30% interest in the El Morro project in Chile. The countries in which we operate have been assigned investment grade sovereign credit ratings by Moody’s Investors Service, Inc., Fitch Ratings Inc. and Standard & Poor’s Ratings Services. In 2012, 24% of our revenue was generated from the United States, 36% from Mexico, 24% from Australia and 16% from Canada.

Pipeline of world-class development projects

In addition to our operating mines, we have inherent development potential that should significantly enhance our production base and growth profile. As at December 31, 2012,  Blackwater contains Measured and Indicated gold Resources of 8.1 million ounces and Inferred gold Resources of 0.3 million ounces and is expected to produce 507,000 ounces of gold per year commencing in 2017. El Morro provides New Gold with 2.9 million ounces of Proven and Probable gold and 2.1 billion pounds of Proven and Probable copper Reserves.  The capital for El Morro is fully funded by our 70% partner, Goldcorp. Once in production, our 30% share of production is expected to be approximately 90,000 ounces of gold and 85 million pounds of copper per year.

Strong financial performance with a solid balance sheet

For the year ended December 31, 2012, New Gold generated revenue of $791.3 million, up 14% from $695.9 in 2011. Operating margin also increased 14%, from $392.1 in 2011 to  $447.0 in 2012. Cash and cash equivalents totalled $687.8 million with additional financial flexibility from the $100 million undrawn component of our credit facility at December 31, 2012. The Company has long-term debt outstanding of $847.8 million with the full $800 million of Senior Unsecured Notes due after 2020.

Commitment to corporate social responsibility

We understand that our collective success is linked to our ability to operate in a socially responsible manner. New Gold is committed to promoting and protecting the welfare of our employees through safety-first work practices and workplaces, staff training, and equitable hiring and development practices. We understand that sustainable development extends from environmental stewardship to the development of economic prosperity and the support of local communities and their cultural values. We strive to share the benefits of our activities through the entire life cycle of our mines, and long after their eventual closure.

KEY PERFORMANCE DRIVERS

There are a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Costs

New Gold has demonstrated a history of achieving guidance with respect to production volumes and costs. New Gold’s portfolio of operating mines achieved another solid production quarter, with 112,883 ounces of gold production in the fourth quarter of 2012, driving the Company’s full year 2012 gold production to 411,892 ounces. With the operating production base and the incremental production growth from New Afton’s commercial production start, the Company once again delivered on its production guidance of 405,000 to 445,000 ounces of gold for the year.

Full year 2012 total cash costs per ounce sold, net of by-products sales, of $421 were in line with the Company’s cost guidance for the year of $410 to $430 per ounce, and well below the industry average. Total cash costs per ounce of gold sold for the fourth quarter of 2012 were $254 per ounce.

New Gold’s outlook is to increase gold production in 2013 by approximately 12% and total cash costs per ounce sold are forecast to decrease by approximately $145 per ounce compared to the 2012 level.

Commodity Prices

Gold prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold.

The gold price ended the year 8% higher than at the start of the 2012, with the result that gold has now been on an uninterrupted bull run for twelve consecutive years. In spite of this, and given the loose monetary environment and considerable economic volatility, gold arguably underperformed the expectations that were in place at the start of the year. However, the majority of analysts remain optimistic in their views on gold for 2013. Economic concerns remain, particularly in the United States and Europe, and it appears unlikely that monetary policy will tighten in the near future, with the result that real interest rates are expected to remain in negative territory for some time. There are also some emerging concerns that easing by the Federal Reserve and other central banks has the potential to feed into inflation once the pace of economic recovery starts to increase, all of which should be positive factors for the gold price.

For the full year 2012, New Gold achieved an average realized gold price of $1,551 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which was 7% below the average London PM fix gold price of $1,668 per ounce. During the fourth quarter of 2012, New Gold had an average realized gold price of $1,578 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which was 8% below the average London PM fix gold price of $1,717 per ounce.

Copper and silver prices
Copper experienced some volatility during 2012 but ended the year positively with a 5% increase from the close of 2011. The overall trend has been encouraging and copper has continued to perform well during the early part of 2013. Copper London Metals Exchange spot prices increased from $3.43 per pound at December 31, 2011 to $3.59 per pound at December 31, 2012. The copper London Metals Exchange price averaged $3.61 per pound during the year compared to $4.00 per pound in 2011. These compare to New Gold average copper realized prices of $3.56 and $3.78 per pound for the full years of 2012 and 2011, respectively. This average realized copper price of $3.56 for the year is slightly below the yearly average London Metals Exchange spot price of $3.61 per pound. This is because in the first half of 2012, New Gold’s average realized price for copper was impacted by downward adjustments of provisionally priced shipments for which four-month forward pricing was elected. To address this, New Gold entered into copper swap agreements to effectively fix the copper price at shipment date, thus reducing the volatility of realized copper prices during the provisional period.

The price for silver increased to $29.95 at the end of 2012, compared to $28.18 at December 31, 2011. For the full year of 2012, New Gold had average realized prices of $30.78 and $35.15 per ounce for the full years of 2012 and 2011, respectively.

Foreign Exchange Rates
The Company operates in Canada, Mexico, the United States, Australia and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Canadian dollar through New Afton and Blackwater, as well as due to corporate administration costs. We also have exposure to the Mexican peso through Cerro San Pedro, and to the Australian dollar through our Peak Mines operations.

The Canadian dollar traded on either side of the U.S. dollar through the year, and averaged slightly above parity, which had some impact on Canadian dollar-denominated capital expenditures and corporate costs when translated into U.S. dollars.

The Mexican peso ended 2012 at a stronger level than it started versus the U.S. dollar, but it was weaker on average through the year than in 2011. A significant proportion of costs at Cerro San Pedro are incurred in U.S. dollars, and as such movement in the Mexican peso exchange rate was not a significant driver of U.S. dollar-denominated costs.

The Australian dollar traded spent most of the year trading at a premium to the U.S. dollar, which affected costs at the Peak Mines operations when translated from Australian to U.S. dollars. Copper price movements through the year helped to offset this impact to some extent. The correlation between the copper price and the Australian dollar historically has provided as a natural economic hedge over the long term.

For an analysis of the impact of foreign exchange fluctuations on operating costs in 2012 relative to 2011, refer to the ‘Review of Operating Mines’ sections for Cerro San Pedro and Peak Mines for details. As 2012 was New Afton’s first year of production, there are no comparative 2011 figures.

ECONOMIC OUTLOOK

In 2012, governments and central banks continued to try to steer a path back to recovery and growth with mixed success. Many risk assets performed strongly, especially equities, with the MSCI All Country World Index climbing over 13% by the end of the year.  Government bonds recovered well, even those in distressed Eurozone countries who were eventually granted some relief by the bond market as yields fell back to more manageable levels.

Economic recovery was less encouraging, with the majority of developed nations experiencing sluggish growth and many fundamental structural questions remaining unanswered, not least in the U.S. where political divisions continue to block efforts to arrive at a sustainable long-term fiscal compromise. As a result, the Federal Reserve and its international counterparts have kept monetary policy at historically loose levels, which should bode well for gold.

Economic events can have significant effects on the gold price, via currency rate fluctuations, the relative strength of the U.S. dollar, supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. Management anticipates that the long term economic environment is likely to remain positive with respect to precious metals and for gold in particular, and believes the prospects for the business are favourable. The Company has not hedged foreign exchange rates and metal prices with the exception of the gold hedge mandated by Mesquite’s 2008 project financing. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

CORPORATE SOCIAL RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship and community engagement and development, a key driver to achieving a productive and profitable business.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-corruption. As a member of the Mining Association of Canada (“MAC”), our Canadian operations adhere closely to the principles of MAC’s Towards Sustainable Mining program.

New Gold’s corporate social responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF ANNUAL FINANCIAL AND OPERATING RESULTS

Production
The 6% year-over-year increase in gold production during 2012, from 387,155 ounces in 2011 to 411,892 ounces in 2012, was primarily attributable to the production start at New Afton. A 12% increase in gold production at the Peak Mines during the year, due to improved grades and recoveries, was offset by production declines at Mesquite and Cerro San Pedro resulting from lower grades being placed on the leach pads as planned due to mine sequencing. Copper production increased from 12.7 to 42.8 million pounds in 2012, representing a 237% increase over 2011. The increase was due to the combination of the successful New Afton start-up and the 12% increase in copper production at the Peak Mines. Silver production at Cerro San Pedro remained broadly consistent during the year, with 1,938,506 ounces in 2012 relative to 1,989,333 ounces in 2011.

Revenues
Revenues for the full year of 2012 increased to $791.3 million when compared to $695.9 million in the prior year due primarily to the increased gold and copper sales volume resulting from New Afton’s start of production. Sales from copper production at New Afton amounted to 22.6 million pounds during 2012 for which there is no prior year comparative. Gold ounces sold also increased, from 391,890 ounces in 2011 to 395,535 ounces for the current year. In addition to increased sales volume, revenues were up this year as a result of higher gold prices, with New Gold realizing an average gold price of $1,551 per ounce for the year, compared to $1,460 per ounce in 2011.  These benefits were slightly offset by the decrease in the average realized price of copper and silver. The average realized price of copper and silver decreased from $3.78 per pound of copper and $35.15 per ounce of silver in the prior year to $3.56 per pound of copper and $30.78 per ounce of silver, respectively, negatively impacting revenue.

Operating expenses
Operating expenses increased from $303.8 million in the full year of 2011 to $344.3 million in 2012. The increase in operating costs is consistent with the increased gold and copper sales volumes.  Additionally, the operating sites have generally experienced inflationary pressures on input costs consistent with the broader industry.

Depreciation and depletion
Depreciation and depletion for the year ended December 31, 2012 was $116.4 million compared to $76.9 million for the prior year.  Depreciation and depletion for New Afton was $35.0 million representing the start of depletion of the initial capital cost and other depletable assets.

Earnings from mine operations
For the year ended December 31, 2012, New Gold had earnings from mine operations of $330.6 million compared to $315.2 million in the prior year.

Corporate administration costs
Corporate administration costs were $25.2 million for the year ended December 31, 2012 compared to $26.1 million incurred in the prior year.  The current year includes a $3.1 million reimbursement of legal fees paid in prior years related to the claim over El Morro.

Share-based compensation expenses
Share-based compensation costs were $10.9 million and $11.3 million in the years ended December 31, 2012 and 2011, respectively.

Exploration and business development
Exploration costs were $20.6 million in 2012, compared with $10.0 million for the prior year. In addition to moderate increases at Peak Mines and Cerro San Pedro, New Afton and Blackwater incurred $4.5 and $3.0 million in exploration expense for the year, respectively, compared to nil in the prior period.  At New Afton, the “C-Zone” exploration program began in mid-2012. A total of 16,998 metres in 34 holes was completed during the third and fourth quarters of 2012 with the objective of adding to the mineral resource immediately at the base of the current reserve block and further delineating the “C-Zone” which lies below and to the side of the current New Afton reserve. At Blackwater, the expensed component of exploration expenditures relates to the Capoose property and other regional reconnaissance work.

Hedging
For the year ended December 31, 2012, Mesquite recorded realized losses of $47.9 million against its revenues for settlement of gold hedge contracts totalling 66,000 ounces. As a result of the increase in the spot price of gold from $1,531 per ounce to $1,658 per ounce between December 31, 2011 and December 31, 2012, Mesquite recognized $23.8 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the year ended December 31, 2012, the Company recorded a gain of $61.1 million compared to a loss of $7.3 million in the prior year relating to the share purchase warrants, the equity conversion option on the Debentures and the embedded derivative on the Senior Secured Notes.

As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements.  A mark to market gain of $58.6 million was recorded in 2012 relative to a loss of $23.5 million in the prior year period.  The current year gain relates primarily to the New Gold Series C warrants that were exercised on November 28, 2012.  In advance of the exercise, the traded value of the warrants decreased resulting in a reduction of the derivative liability on mark-to-market of $43.3 million.

The Company recorded a realized gain of $6.2 million relating to the equity conversion option of the Debentures when these were redeemed during the fourth quarter of 2012. This realized gain compares to a mark-to-market unrealized gain of $5.1 million for the year 2011.

With respect to the year ended December 31, 2011, the Company recorded a gain of $11.1 million on the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. The Senior Secured Notes were redeemed in the second quarter of 2012, at which point the Company recorded a realized loss of $3.7 million on the embedded derivative.

Loss on Redemption of Senior Secured Notes
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes, which mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. On May 7, 2012, $197.6 million of the proceeds were used to redeem the Company’s existing 10% Senior Secured Notes (including outstanding interest at the date of redemption).  A loss of $31.8 million was recorded in respect of the redemption which consisted of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Embedded in the Senior Secured Notes was an early redemption option that had a fair value of $15.4 million on the redemption date, which was written off.  This option allowed the Company to redeem the Senior Secured Notes at a premium of 105% of face value.  As well, the difference between the face value and book value of the debt, or $7.0 million, was fully accreted.  There is no prior year comparative for this loss.  With respect to 2011, the early redemption option was fair valued at December 31, 2011, giving rise to a gain of $11.1 million in that year.

Gains on fair value through profit and loss (“FVTPL”) financial assets
The Company recognized a gain on FVTPL financial assets of nil in the year ended December 31, 2012 compared to $1.3 million in the same prior year period. The 2011 gain pertains to the asset backed notes that were sold in that year.

Foreign exchange
The Company recognized a foreign exchange loss of $1.3 million for the year ended December 31, 2012 compared to a gain of $7.1 million in the prior year. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Australia, Mexico, Chile and the United States and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the year ended December 31, 2012, a loss of $2.9 million was recorded reflecting the ineffective portion of the gold hedge. This compares to a loss of $6.6 million in the prior year.

Income tax
Income and mining tax expense in the full year of 2012 was $79.8 million compared to $79.4 million in prior year, reflecting an effective tax rate of 29% for the full year of 2012 compared to 31% in 2011. The current year expense includes an additional tax expense of $9.4 million recorded in the third quarter of 2012 as a result of the Chilean government substantively enacting on September 27, 2012, an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from Jan 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased; therefore, the recognized loss relates to the differential between the 17% and 20%. The increase in the tax rate resulted in a re-measurement of relevant deferred tax balances during the quarter.

In the fourth quarter of 2012, management revised its estimates related to the expectations of future taxable income for British Columbia Mineral tax purposes for both the New Afton and Blackwater mines as the mines were expected to reach payout. This resulted in a $7.1 million reduction in income and mining tax expense for the year ended December 31, 2012 upon recording the net deferred tax assets. The benefit of these tax assets had not been previously recognized due to uncertainty regarding realization thereof.

The remainder of the increase in the income tax expense relates to the tax impact of other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 29% and 29% for the years ended December 31, 2012 and 2011, respectively. This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially quarter over quarter, except for Chile. This increase in the Chilean Category 1 tax rate was excluded for purposes of the calculation of the adjusted tax expense for 2012. The adjusted effective tax rates also exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions.

Net earnings from continuing operations
For the year ended December 31, 2012, New Gold had net earnings from continuing operations of $199.0 million, or $0.43 per basic share. This compares to $179.0 million or $0.42 per basic share in the prior year.  This increase is primarily a result of increased revenues driven by New Afton’s start of production in the year and a higher average realized gold price, partly offset by related operating and depreciation expenses. Net earnings were also impacted by a combination of a $39.5 million increase in depreciation and depletion expense, a $10.6 million increase in exploration as a result of continued success at Blackwater and New Afton, as well as an $11.3 million increase in interest expense. Other notable factors include the $61.1 million gain on non-hedged derivatives, driven by the change in fair value of New Gold share purchase warrants, partly offset by the $31.8 million loss on redemption of New Gold’s Senior Secured Notes during the second quarter of 2012, as well as the impact of the increase in the Chilean Category 1 income tax rate.

Adjusted net earnings
For the year ended December 31, 2012, adjusted net earnings from continuing operations were $183.5 million or $0.40 per basic share, which decreased from $187.8 million or $0.44 per basic share in the prior year.  Adjusted net earnings are primarily impacted by the increase in non-cash depreciation and depletion expense which is caused by the addition of New Afton initial capital to the depletable asset base.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants and convertible debt. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The current period tax is adjusted for the impact of the increase in the Category 1 income tax in Chile. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

Production

Driven by a full quarter of production from New Afton, New Gold’s consolidated gold production during the fourth quarter increased by 12% over the fourth quarter of 2011, with 112,883 ounces in 2012 compared to 100,671 ounces in 2011. Beyond the contribution from New Afton, which was still in the development stage during the fourth quarter of 2011, increased gold production at the Peak Mines partially offset decreases at Mesquite and Cerro San Pedro. Increased gold production at Peak Mines, when compared to the same period of the prior year, was a result of realizing anticipated higher gold grades and continued recovery improvements in the mill circuit.

New Gold’s consolidated copper production during the fourth quarter increased to 20.9 million pounds from 3.3 million pounds in the same period of the prior year. The increase was largely attributable to a full quarter of production from New Afton, though Peak Mines also increased copper production by 9% during the quarter. The increased production at Peak Mines was due to a combination of increased ore tonnes milled and continued recovery improvements, which were partially offset by lower copper grades. Silver production at Cerro San Pedro remained broadly consistent during the quarter with 401,276 ounces in 2012 relative to 453,024 ounces in 2011.

Revenues
Revenues were $250.9 million for the fourth quarter of 2012, an increase of 42% compared to $177.3 million in the same period in 2011. The $73.6 million revenue increase is driven primarily by higher gold and copper sales volumes relative to the same prior year period.  Gold sales in the fourth quarter of 2012 were 109,766 ounces, relative to 99,612 ounces in the fourth quarter of 2011. Sales of silver decreased to 419,998 ounces from 440,024 ounces in the same prior year period. Copper sales were 19.8 million pounds, relative to 2.9 million pounds in the same prior year period as this quarter represented New Afton’s first full quarter of commercial production.  These increases in sales volumes were coupled with higher average realized prices for gold and silver. Average realized prices increased to $1,578 per ounce of gold and $32.46 per ounce of silver in the fourth quarter of 2012, compared to $1,549 and $31.26 per ounce, respectively, in the same prior year period.  Average realized price for copper decreased from $3.56 in the fourth quarter of 2011 to $3.52 in 2012.

Operating expenses
Operating expenses increased from $78.6 million in the fourth quarter of 2011 to $105.2 million in 2012, impacted largely by New Afton’s first full quarter of commercial production.  Operating costs for New Afton in the fourth quarter of 2012 were $33.0 million for which there is no prior year comparative.

Depreciation and depletion
Depreciation and depletion for the quarter ended December 31, 2012 was $46.5 million compared to $23.8 million for the same prior year period as increased production impacted the units of production depreciation methodology. Depreciation and depletion for New Afton was $25.0 million, representing the first full quarter of depletion of the initial capital cost and other depletable assets.

Earnings from mine operations
For the quarter ended December 31, 2012, New Gold had earnings from mine operations of $99.2 million compared with $74.9 million in the same prior year period.

Corporate administration costs
Corporate administration costs were $9.0 million in the fourth quarter of 2012 compared to $8.9 million incurred in the same prior year period.

Share-based compensation costs
Share-based compensation costs were $2.3 million and $2.1 million in the fourth quarters of 2012 and 2011, respectively.

Exploration and business development
Exploration costs were $8.6 million in the fourth quarter of 2012 compared with $2.3 million for the same prior year period.  New Afton and Blackwater incurred $3.5 and $3.0 million in exploration expense for the quarter, respectively, compared to $nil in the prior period.  At New Afton, the “C-Zone” exploration program continued in the fourth quarter of 2012, with the objective of adding to the mineral resource immediately at the base of the current reserve block and further delineating the “C-Zone” which lies below and to the side of the current New Afton reserve.  At Blackwater, the expensed component of exploration relates to the Capoose property and other regional reconnaissance.

Hedging
For the quarter ended December 31, 2012, Mesquite had realized losses of $12.2 million within revenues for settlement of gold hedge contracts during the quarter totalling 16,500 ounces. As a result of the decrease in the spot price of gold from $1,776 per ounce to $1,658 per ounce between September 30, 2012 and December 31, 2012, Mesquite recognized $13.4 million of pre-tax unrealized gains in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all added back for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended December 31, 2012, the Company recorded a gain of $70.2 million compared to a gain of $11.1 million in the same prior year quarter relating to the share purchase warrants, the equity conversion option on the Debentures and the embedded derivative on the Senior Secured Notes.

As the share purchase warrants are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as a liability. The fair value of this liability is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements.  A gain of $59.4 million was recorded in 2012 relative to a gain of $7.3 million in the prior year period.  The current quarter gain relates primarily to the New Gold Series C warrants that were exercised on November 28, 2012.  In advance of the exercise, the traded value of the warrants decreased resulting in a reduction of the derivative liability on mark to market of $38.6 million.

The Company recorded a realized gain of $10.8 million relating to the equity conversion option of the Debentures when these were redeemed during the fourth quarter of 2012. This compares to a mark-to-market unrealized gain of $3.2 million for the same period in 2011.

With respect to the year ended December 31, 2011, the Company recorded a gain of $0.7 million on the change in fair value of the early redemption option embedded in the Company's previously held Senior Secured Notes. As the Senior Secured Notes were redeemed in the second quarter of 2012, there are is current quarter comparative figure.

Foreign exchange
The Company recognized a foreign exchange gain of $3.4 million for the quarter ended December 31, 2012 compared to a loss of $12.9 million in the same prior year quarter. Foreign exchange gains and losses arise due to the fact that the Company operates in Canada, Australia, Mexico, Chile and the United States and, as a result, has foreign currency exposure with respect to items not denominated in U.S. dollars.

Ineffectiveness of hedge instruments
For the quarter ended December 31, 2012, a loss of $1.3 million was recorded reflecting the ineffective portion of the gold hedge. This compares to a loss of $2.4 million for the same prior year period.

Income tax
Income and mining tax expense in the fourth quarter of 2012 was $13.9 million compared to $22.1 million in the same prior year period, reflecting an effective tax rate of 10% for the fourth quarter of 2012 compared to 39% in 2011. In the fourth quarter of 2012, management revised its estimates related to the expectations of future taxable income for British Columbia Mineral tax purposes for both the New Afton and Blackwater mines as the mines were expected to reach payout. This resulted in a $7.1 million reduction in income and mining tax expense for the year ended December 31, 2012 upon recording the net deferred tax assets. The benefit of these tax assets had not been previously recognized due to uncertainty regarding realization thereof. The remainder of the increase in the income tax expense relates to the tax impact of other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rate in the fourth quarter was 27% compared to 31% in the same prior year period.  The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures, as well as the impact of adjustments to uncertain tax positions.

Net earnings from continuing operations
For the quarter ended December 31, 2012, New Gold had net earnings from continuing operations of $123.9 million, or $0.26 per basic share. This compares with net earnings from continuing operations of $35.0 million, or $0.08 per basic share in the same prior year period.  This increase is primarily a result of increased earnings from mine operations, as well the $70.2 million gain on non-hedge derivatives.

Adjusted net earnings

For the three-month period ended December 31, 2012, adjusted net earnings from continuing operations were $49.7 million or $0.11 per basic share, an increase from $42.2 million or $0.09 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the condensed consolidated income statement.  Key entries in this grouping are the fair value changes for share purchase warrants and convertible debt. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an additional measure to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars, except per share amounts and where noted)
	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010
Gold sales (ounces)	109,766	95,166	96,928	93,676	99,612	93,028	95,039	104,211	116,964

Revenues	250.9	195.5	176.1	168.8	177.6	175.5	171.6	171.2	189.4

Net earnings (loss) from continuing operations	123.9	17.8	23.7	33.5	35.0	40.7	78.6	24.7	25.6
Per share:
Basic	0.26	0.04	0.05	0.07	0.08	0.09	0.19	0.06	0.07
Diluted	0.26	0.03	0.05	0.07	0.07	0.09	0.16	0.06	0.06

Net earnings (loss)	123.9	17.8	23.7	33.5	35.0	40.7	78.6	24.7	25.6
Per share:
Basic	0.26	0.04	0.05	0.07	0.08	0.09	0.19	0.06	0.07
Diluted	0.26	0.03	0.05	0.07	0.07	0.09	0.16	0.06	0.06

Adjusted net earnings	49.7	42.6	45.8	44.2	42.2	49.5	49.8	47.9	57.0
Per share:
Basic	0.11	0.09	0.10	0.10	0.09	0.11	0.12	0.12	0.15
Diluted	0.11	0.09	0.10	0.09	0.09	0.11	0.12	0.12	0.14

REVIEW OF OPERATING MINES

NEW AFTON MINE, BRITISH COLUMBIA, CANADA

The New Afton gold-copper project is located in Kamloops, British Columbia, Canada.  The project is a large underground copper-gold deposit. New Afton’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton copper-gold mine as well as 115 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district. At December 31, 2012, the deposit had 1.1 million ounces of Proven and Probable gold and 1.1 billion pounds of Proven and Probable copper Reserves, with 2.0 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 1.8 billion pounds of Measured and Indicated copper Resources, inclusive of Reserves.

A summary of New Afton’s operating results is provided below:

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011	2010
Operating information (1):
Ore mined (thousands of tonnes)	532	-	813	-	-
Ore processed (thousands of tonnes)	1,077	-	1,970	-	-
Average grade:
Gold (grams/tonne)	0.77	-	0.73	-	-
Copper (%)	0.84	-	0.79	-	-
Recovery rate (%):
Gold	83.9	-	80.1	-	-
Copper	84.9	-	83.5	-	-
Gold (ounces)
Produced (2)	22,793	-	36,807	-	-
Sold (2)	23,126	-	29,735	-	-
Copper (thousands of pounds)
Produced (2)	17,335	-	28,459	-	-
Sold (2)	16,781	-	22,623	-	-
Average realized price (3):
Gold ($/ounce)	1,653	-	1,681	-	-
Copper ($/pound)	3.53	-	3.58	-	-
Total cash costs per gold ounce sold (3)(4)	(1,067)	-	(1,043)	-	-

Financial Information (1):
Revenues	95.3	-	127.3	-	-
Earnings from mine operations	37.6	-	46.0	-	-
Capital expenditures (5)	48.6	108.5	302.0	290.6	85.9
1.	There are no comparatives for 2011 and 2010 as New Afton reached commercial production on July 31, 2012.
2.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at New Afton for the three months ended December 31, 2012 would be $601 per ounce of gold and $1.28 per pound of copper. For the year ended December 31, 2012, the total cash costs would be $656 per ounce of gold and $1.40 per pound of copper.

5.	Net of proceeds received from sale of pre-commercial production inventory of $14.5 million for the full year 2012 and $6.9 million for the fourth quarter of 2012.

Annual and Quarterly Operating Results

After starting production on June 28, 2012, New Afton successfully achieved commercial production, ahead of schedule, on July 31, 2012. Commercial production is defined as 30 days of operation at an average of 60% of the 11,000 tonne per day design capacity, or 6,600 tonnes per day. New Afton achieved an additional milestone on September 21, 2012 as the mill achieved a 30-day average at the design capacity of 11,000 tonnes per day. This milestone was achieved over one month ahead of its November target. Overall, the mill throughput advanced steadily from the achievement of commercial production, ultimately averaging 11,700 tonnes per day during the fourth quarter of 2012.

Grades during the first six months of production at New Afton averaged 0.73 grams per tonne gold and 0.78 percent copper. During the start-up phase of the mill, the Company processed a combination of ore from the surface stockpile as well as from underground. The ore processed during the start-up phase was generally below New Afton’s overall average reserve grade. As planned, the gold and copper grades increased in the fourth quarter as the mill reached design throughput, averaging 0.77 grams per tonne gold and 0.84 percent copper.  Importantly, the gold and copper grades of ore being processed from the block cave are reconciling favourably with the block model.

Recoveries in the first six months of production have been in line with the Company’s forecasts averaging 79% for gold and 85% for copper. With the addition of a Knelson concentrator and flash flotation units in September, recoveries continued to increase. Recoveries for gold and copper averaged 84% and 85% during the fourth quarter and continue to move towards their anticipated run rate levels of 88 to 90%.

New Afton finished 2012 having completed the development of 54 drawbells versus a target for the year of 48.

Production
New Afton produced a total of 36,807 ounces of gold and 22.6 million pounds of copper in the year 2012. Of this total, 3,039 ounces of gold and 2.7 million pounds of copper were produced in the pre-commercial period, and were therefore applied to the capital cost of the project when sold, rather than being recognized in sales ounces and revenues.

In the fourth quarter of 2012, New Afton’s first full quarter of commercial production, 22,793 ounces of gold and 17.3 million pounds of copper were produced.

Revenue
Revenues for the year were $127.3 million. Although total sales for the year were $141.8 million, $14.5 million of this amount was applied to reduce the capital cost of the New Afton project as it consisted of the concentrate produced in the pre-production period up to July 31, 2012. The average realized gold price for the year was $1,681 per ounce of gold and $3.58 per pound of copper. These compare well to the London PM fix gold price of  $1,551 per ounce of gold and to the London Metals Exchange copper price of $3.56 per pound.

For the fourth quarter of 2012, revenues were of $95.3 million, as a result of average realized prices of $1,653 per ounce of gold and  $3.53 per pound of copper. This is slightly lower than the average London PM fix gold price $1,717 for the fourth quarter of 2012. The average London Metals Exchange copper price was $3.59 for the fourth quarter of 2012.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, were negative $1,043 per ounce for the year 2012, and negative $1,067 per ounce for the fourth quarter of 2012.

Earnings from mine operations
New Afton contributed $46.0 million to the Company’s earnings from mine operations, of which $37.6 million were earned in the fourth quarter of 2012, New Afton’s first full quarter of commercial production.

Capital expenditures

Capital expenditures for the full year of 2012 totalled $302.0 million, net of the $14.5 million proceeds from sale of pre-commercial production inventory. Comparatively, capital expenditures for the full year of 2011 amounted to $290.6 million. For the fourth quarter of 2012, capital expenditures, net of $6.9 million of proceeds from sales of pre-commercial production inventory, totalled $48.6 million. This compares to $108.5 million for the same prior year period. Capital expenditures were significantly reduced in the second half of 2012 as New Afton entered into commercial production and reduced its development capital spend.

Exploration Project Review

In July 2012, New Gold initiated an underground exploration drilling program to test the potential to expand the “C-Zone” mineral resource located below the Main “B-Zone” mineral reserve currently being mined. During 2012, a total of 13,895 meters in 26 holes was drilled to expand the C-Zone resource. This total represents approximately 35% of the currently planned C-Zone exploration program. The program is scheduled for completion at the end of 2013, after which further exploration infill drilling may be conducted to upgrade the resource to measured and indicated classification status. Additionally, a surface drilling program totaling 3,177 meters in 8 holes was completed in an area adjacent to the B-Zone reserve to upgrade inferred resources to measured and indicated status. Total surface and underground exploration during 2012 amounted to 17,072 meters in 34 holes. Seven of these 34 holes have been incorporated into the updated mineral resource and reserve estimates as of December 31, 2012.

During the fourth quarter of 2012, a total of 8,497 meters in 10 underground holes was completed in the C-Zone, and 1,896 meters in four surface holes was completed in the B-Zone. Results of this drilling will be incorporated into future resource estimates.

Outlook
New Afton is forecast to produce 75,000 to 85,000 ounces of gold and 66 to 74 million pounds of copper in 2013 at total cash costs per ounce sold, net of by-product sales, of negative $1,410 to negative $1,390 per ounce.  New Afton’s 2013 co-product costs are forecast to be $570 to $590 per ounce of gold and $1.20 to $1.30 per pound of copper.  New Afton’s capital estimate is approximately $110 million. Approximately $90 million of the 2013 budgeted capital relates to underground development and the completion of approximately 35 drawbells to provide additional flexibility and ore access points. Though some underground and drawbell development is planned to occur on an annual basis going forward, the work scheduled for 2013 should position the operation to see a marked year-over-year decline in capital costs over the mine’s now 14 year life.

Another initiative being pursued at New Afton during 2013 will be the evaluation of opportunities to increase the mining and milling rate beyond the current nameplate capacity of 11,000 tonnes per day, targeting an increase in throughput to an average of 12,000 tonnes per day, or a 9% increase over the design rate, by the end of 2013. In order to assess the operation’s potential to go even further beyond this rate, New Afton will evaluate which elements of the operation, if any, would represent bottlenecks in reaching a throughput above 12,000 tonnes per day.

CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property is a gold-silver, open pit, run-of-mine heap leach. At December 31, 2012, the mine had 0.8 million ounces of Proven and Probable gold Reserves and 26.4 million ounces of Proven and Probable silver Reserves, with 1.7 million ounces of Measured and Indicated gold Resources, inclusive of Reserves, and 58.0 million ounces of Measured and Indicated silver Resources, inclusive of Reserves.

Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards.

A summary of Cerro San Pedro’s operating results is provided below:

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011	2010
Operating information:
Ore mined (thousands of tonnes)	4,889	4,435	16,531	16,763	10,790
Waste mined (thousands of tonnes)	2,244	4,449	14,374	16,513	16,580
Ratio of waste to ore	0.46	1.00	0.87	0.99	1.54
Ore to leach pad (thousands of tonnes)	4,889	4,435	16,531	16,763	10,790
Average grade:
Gold (grams/tonne)	0.37	0.43	0.47	0.48	0.62
Silver (grams/tonne)	12.82	25.38	21.43	24.24	37.84
Gold (ounces)
Produced (1) (2)	32,143	34,145	137,555	143,747	118,708
Sold (1)	31,193	33,284	134,040	142,985	114,713
Silver (ounces)
Produced (1) (2)	401,276	453,024	1,938,506	1,989,333	2,188,235
Sold (1)	419,998	440,024	1,926,137	2,007,801	2,143,721
Average realized price (3):
Gold ($/ounce)	1,711	1,673	1,664	1,564	1,262
Silver ($/ounce)	32.46	31.26	30.78	35.15	21.40
Total cash costs per gold ounce sold (3)(4)	320	253	232	115	230

Financial Information:
Revenues	66.9	69.5	282.2	294.2	190.5
Earnings from mine operations	35.7	37.6	158.2	172.7	83.6
Capital expenditures	3.6	1.8	11.4	7.4	9.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

4.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, the average total cash costs at Cerro San Pedro for the three months ended December 31, 2012, would be $603 per ounce of gold (2011 - $534) and $11.44 per ounce of silver (2011 - $9.98). For the year ended December 31, 2012, average total cash costs would be $533 per ounce of gold (2011 - $463) and $9.86 per ounce of silver (2011 - $10.40).

Annual and Fourth Quarter Operating Results

Production
Gold production for the year ended December 31, 2012 was 137,555 ounces compared to 143,747 ounces produced in the same period in 2011. The decrease in the production level reflects minor reductions in both ore tonnes placed on the leach pad and gold grades. Silver production was consistent with 1,938,506 ounces produced in the year ended December 31, 2012 compared to 1,989,333 ounces in the same prior year period.

For the fourth quarter of 2012, gold production was 32,143 ounces compared to 34,145 ounces produced in the same period in 2011. This reflects a decrease in the average gold grade, partly offset by higher tonnes placed on the leach pad.  Silver production for the quarter was 401,276 ounces compared to 453,024 ounces produced in the same period in 2011. The decrease in silver production reflects lower silver grade ore placed on the pad in the fourth quarter of 2012 relative to the same prior year period, in line with mine sequencing.

Revenue
Revenue for the year ended December 31, 2012 was $282.2 million compared to $294.2 million in the prior year due to lower gold and silver sales volumes, as well as a lower average silver realized price. This was partially offset by a higher average realized gold price. The average realized gold price during the full years of 2012 and 2011 were $1,664 and $1,564 per ounce, respectively, which compare well to the average London PM fix gold price of $1,668 and $1,568 per ounce, respectively. The average realized silver price per ounce during the full years of 2012 and 2011 were $30.78 and $35.15, respectively, which also correlate to the average London fix silver price of $31.15 and $35.10 per ounce, respectively.

For the quarter ended December 31, 2012, revenue was $66.9 million compared to $69.5 million in the same prior year period, due primarily to lower ounces of gold and silver sold, partly offset by higher average realized prices for both metals. The average realized gold price during the fourth quarters of 2012 and 2011 were $1,711 and $1,673 per ounce, respectively. The average realized silver price per ounce during the fourth quarters of 2012 and 2011 were $32.46 and $31.26 per ounce, respectively. Gold sales for the fourth quarter of 2012 were 31,193 ounces relative to 33,284 ounces in the same prior year period. Silver sales also decreased, from 440,024 ounces in the fourth quarter of 2011 to 419,998 ounces in the same period in 2012.

Total cash costs
Total cash costs per ounce of gold sold for the year ended December 31, 2012 were $232 per ounce compared to $115 per ounce in the prior year. The increase in total cash costs when compared to the same period of 2011 is primarily driven by lower average silver realized price and lower silver sales volume, negatively impacting by-product revenue.

Total cash costs per ounce of gold sold for the quarter ended December 31, 2012 were $320 per ounce compared to $253 per ounce in the same prior year quarter.

Earnings from mine operations
Cerro San Pedro generated $158.2 million in earnings from mine operations in the full year of 2012 compared to $172.7 million in the same prior year period.

For the quarter ended December 31, 2012, earnings from mine operations were $35.7 million compared to $37.6 million in the same period of the prior year.

Capital expenditures
Capital expenditures totalled $11.4 million and $7.4 million for the years ended December 31, 2012 and 2011, respectively. For the quarters ended December 31, 2012 and 2011, capital expenditures totalled $3.6 million and $1.8 million, respectively.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 12.43 to the U.S. dollar in the full year of 2011 compared to 13.16 to the U.S. dollar in 2012. This had a positive impact of approximately $23 per ounce of gold sold.

With respect to the fourth quarter of 2012, the value of the Mexican peso increased from an average of 13.64 to the U.S. dollar in the 2011 to 12.94 to the U.S. dollar in 2012. This had a negative impact of approximately $23 per ounce of gold sold, which further contributed to the impact of the other factors described above.

Outlook
Cerro San Pedro is forecast to produce 140,000 to 150,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2013 at total cash costs per ounce sold, net of by-product sales, of $375 to $395 per ounce. The increase in gold production is driven by increased gold grades more than offsetting an expected decrease in tonnes processed. Silver production is expected to decline due to a combination of lower tonnes processed and planned mining of lower silver grades. The projected increase in total cash costs from 2012 to 2013 is primarily attributable to lower silver by-product revenue. The 2013 estimated capital spend at Cerro San Pedro is approximately $40 million, of which $30 million relates to capitalized stripping of a major pushback and the mine’s final leach pad expansion. Cerro San Pedro’s life of mine plan indicates a steady and significant reduction in annual capital costs over the remainder of the mine life.

MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach operation. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the business combination with Western Goldfields Inc. in mid-2009. The mine resumed production in 2008. At December 31, 2012, the mine had 2.3 million ounces of Proven and Probable gold Reserves and 5.7 million ounces of Measured and Indicated gold Resources, inclusive of Reserves.

A summary of Mesquite’s operating results is provided below:

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011	2010
Operating information:
Ore mined (thousands of tonnes)	3,221	3,870	14,503	11,733	11,327
Waste mined (thousands of tonnes)	8,075	5,350	31,164	34,240	35,990
Ratio of waste to ore	2.51	1.38	2.15	2.92	3.18
Ore to leach pad (thousands of tonnes)	3,221	3,870	14,503	11,733	11,327
Average grade:
Gold (grams/tonne)	0.40	0.50	0.46	0.57	0.62
Gold (ounces)
Produced (1) (2)	29,162	43,630	142,008	158,004	169,023
Sold (1)	29,708	43,717	142,491	161,214	169,571
Average realized price (3):
Gold ($/ounce) (4)	1,287	1,398	1,338	1,297	1,117
Total cash costs per gold ounce sold (3)	787	691	690	645	575

Financial Information:
Revenues	38.3	61.1	190.7	209.1	189.4
Earnings from mine operations	9.3	22.0	67.6	79.7	61.1
Capital expenditures	4.1	9.3	10.9	18.5	9.0
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
3.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid, are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

4.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements.

Annual and Fourth Quarter Operating Results

Production
Gold production for the year ended December 31, 2012 was 142,008 ounces compared to 158,004 ounces produced in the full year of 2011. Production was lower in 2012, as expected, due to the mine plan moving through a phase of ore that was below reserve grade.  The lower grade ore was partially offset by an increase in ore tonnes placed on the leach pad in the full year of 2012 compared to the same period in 2011. Gold production for the quarter ended December 31, 2012 was 29,162 ounces compared to 43,630 ounces produced in the same period in 2011, again due to lower grade ore being placed, consistent with the mine plan.

Revenue
Revenue for the year ended December 31, 2012 was $190.7 million compared to $209.1 million in the same period last year due to lower ounces sold, consistent with the production decrease. The average realized gold price during the year ended December 31, 2012 of $1,338 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,668 per ounce. In the same period in 2011, Mesquite recognized an average realized gold price of $1,297 per ounce of gold sold, which compared to the 2011 average London PM fix gold price of $1,568 per ounce.

Revenue for the quarter ended December 31, 2012 was $38.3 million compared to $61.1 million in the same period last year due to negative variance in both volume and price. Gold ounces sold in the fourth quarter of 2012 were 29,708 ounces relative to 43,717 ounces in the prior year period, representing a point when Mesquite was mining above reserve grade ore.  The average realized gold price during the fourth quarter of 2012 of $1,287 per ounce, including hedged gold ounce settlements at $801 per ounce, compared to $1,398 per ounce of gold sold in the same prior year period.

Total cash costs
Total cash costs per ounce of gold sold for the year ended December 31, 2012 were $690 per ounce compared to $645 per ounce in the same prior year period. The processing of lower grade ores and increased diesel prices led to this moderate increase in total cash costs when compared to 2011.

Total cash costs per ounce of gold sold for the quarter ended December 31, 2012 were $787 per ounce, compared to $691 per ounce in the same prior year period, for reasons consistent with the full year.

Earnings from mine operations
As a result of a lower average realized gold price and fewer ounces sold, Mesquite generated $67.6 million in earnings from mine operations compared to $79.7 million of earnings from mine operations during the full year of 2011.

For the fourth quarter of 2012, Mesquite generated $9.3 million in earnings from mine operations compared to $22.0 million in 2011.

Capital expenditures
Capital expenditures totalled $10.9 million for the year ended December 31, 2012, compared to $18.5 million in the same prior year period. The decrease is due to the fact that 2011, Mesquite purchased two haul trucks, and scheduled cyclical engine and wheel motor replacements for a large portion of the fleet.  These replacements returned to a more normalized level and no haul trucks were purchased in 2012.

Capital expenditures totalled $4.1 million and $9.3 million, respectively, for the quarters ended December 31, 2012 and 2011.

Outlook
Mesquite is forecast to produce 130,000 to 140,000 ounces of gold in 2013 at total cash costs per ounce sold of $830 to $850 per ounce.  Mining is scheduled to remain in a portion of the pit that has average grades below that of Mesquite’s global reserve grade, resulting in an expected modest decrease in production. The combination of this lower production base and a diesel price assumption that is 8% higher than the 2012 average price paid results in guidance for total cash costs increasing from 2012 levels. Based on the Company’s longer term plans, it is expected that after 2013, Mesquite’s production should increase to historical levels with a commensurate decrease in costs. Mesquite’s 2013 estimated capital spend is approximately $20 million, of which $7 million is for the purchase of two new trucks that should facilitate production increases in the coming years.

PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines was built by Rio Tinto Plc. and commenced production in 1992. At December 31, 2012, the mine had 0.6 million ounces of Proven and Probable gold Reserves and 101 million pounds of Proven and Probable copper Reserves, with 0.9 million ounces of Measured and Indicated gold Resources, inclusive of Reserve, and 146 million pounds of Measured and Indicated copper Resources, inclusive of Reserves. Peak Mines has continually proven its ability to replace annual depletion with new resources.

A summary of Peak Mines’ operating results is provided below:

Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011	2010
Operating information:
Ore mined (thousands of tonnes)	205	191	786	755	740
Ore processed (thousands of tonnes)	209	215	778	783	775
Average grade:
Gold (grams/tonne)	4.59	4.12	4.18	3.94	4.23
Copper (%)	0.85	0.92	0.97	0.93	1.01
Recovery rate (%):
Gold	93.3	90.8	91.3	88.8	90.4
Copper	91.5	85.1	86.0	82.0	88.8
Gold (ounces)
Produced (1)	28,785	22,896	95,522	85,404	95,180
Sold (1)	25,739	22,611	89,269	87,691	84,793
Copper (thousands of pounds)
Produced (1)	3,585	3,297	14,361	12,715	15,340
Sold (1)	2,977	2,917	12,990	15,316	14,050
Average realized price (2):
Gold ($/ounce)	1,687	1,656	1,677	1,591	1,257
Copper ($/pound)	3.47	3.56	3.51	3.78	3.48
Total cash costs per gold ounce sold (2)(3)	743	726	764	618	361

Financial Information:
Revenues	50.4	47.0	191.1	192.6	150.6
Earnings from mine operations	16.6	15.6	58.8	62.8	59.6
Capital expenditures	13.1	15.1	46.8	50.3	29.1
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings, adjusted net earnings per share and cash generated from operations, excluding working capital changes and income taxes paid are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at Peak Mines for the three months ended December 31, 2012  would be $906 per ounce of gold (2011 - $915) and $2.16 per pound of copper (2011 - $2.24). For the year ended December 31, 2012, the total cash costs would be $967 per ounce of gold (2011 - $894) and $2.21 per pound of copper (2011 - $2.31). The 2011 comparative figures have been adjusted to correspond to the current presentation.

Annual and Fourth Quarter Operating Results

Production
Peak Mines produced 95,522 ounces of gold and 14.4 million pounds of copper during the full year of 2012 compared to 85,404 ounces of gold and 12.7 million pounds of copper for the same prior year period.  Gold and copper production increased in 2012 through a combination of higher grades and continued increases in mill recoveries for both metals.

For the fourth quarter of 2012, Peak Mines produced 28,785 ounces of gold and 3.6 million pounds of copper compared to 22,896 ounces of gold and 3.3 million pounds of copper for the same prior year period.  Gold production was impacted by higher grade and recovery rates in the fourth quarter of 2012 relative to the prior year period, partially offset by fewer ore tonnes processed.

Revenue
Revenue for the year ended December 31, 2012 was $191.1 million compared to $192.6 million in 2011. Although Peak Mines sold more gold ounces at a higher average realized price, these benefits were offset by a decrease in both copper sales volume and average realized price relative to 2011. Gold ounces sold increased from 87,691 in 2011 to 89,269 in the current year. Average realized gold price was $1,677 per ounce compared to $1,591 per ounce in the same prior year period. This compares to the average London PM fix gold price of $1,668 and $1,568 per ounce for the full year of 2012 and 2011, respectively. Copper pounds sold of 13.0 million pounds compared to 15.3 million pounds in the prior year. The prior year copper sales included a liquidation of copper concentrate inventory that had built up in 2010.  Additionally, at the tail-end of 2012, some high grade concentrate was left in inventory causing sales to be less than production in the year.  Copper prices were of $3.51 per pound compared to $3.78 per pound in the prior year.  The average London Metals Exchange copper price was $3.61 for the year ended December 31, 2012, and $4.00 for 2011.

Revenue for the fourth quarter of 2012 was $50.4 million, 7% higher than in the same period in 2011 as sales volumes for both gold and copper were higher than in the fourth quarter of 2011. The benefit from these was compounded by an increase in average realized gold price of $1,687 per ounce compared to $1,656 per ounce; however, this revenue impact was partly offset by average realized copper prices of $3.47 per pound in the fourth quarter of 2012 compared to $3.56 per pound in the same prior year period.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the year ended December 31, 2012 were $764 compared to $618 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was due to a combination of lower by-product revenues, the appreciation of the Australian dollar and general cost pressures in Australia.

Total cash costs per ounce of gold sold for the quarter were $743 compared to $726 in the same period of 2011.

Earnings from mine operations
Peak Mines generated $58.8 million in earnings from operations during the full year of 2012 compared to $62.8 million in the same prior year period.

For the fourth quarter of 2012, the higher sales volume and average realized price of gold resulted in Peak Mines generating $16.6 million in earnings from operations during the fourth quarter of 2012 compared to $15.6 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $46.8 million and $50.3 million for the years ended December 31, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration. For the fourth quarters of 2012 and 2011, capital expenditures totalled $13.1 million and $15.1 million, respectively.

Impact of Foreign Exchange on Operations
Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the full year of 2012 averaged 0.97 to the U.S. dollar compared to 0.98 in the same period in 2011 resulting in a negative impact on cash costs of $4 per gold ounce sold.

The value of the Australian dollar in the fourth quarter of 2012 averaged 0.96 against the U.S. dollar compared to 0.99 in the fourth quarter of 2011 resulting in a negative impact on cash costs of $34 per gold ounce sold.

Exploration Project Review
For the full year 2012, total underground drilling at Peak Mines included 55,324 metres in 325 holes. Total surface drilling for the year is 10,429 metres in 28 holes. Additionally, the Company’s regional targeting initiative continued with the completion of geochemical sampling and geophysical surveys within the Cobar mineral field.

During the fourth quarter of 2012, the Company conducted 20,142 metres of underground exploration and delineation diamond drilling to expand and further delineate additional mineral resources and reserves at its Peak Mines operations. Approximately 50% of this total was drilled in the Perseverance deposit, 25% in the Chesney deposit, and 25% in the New Cobar deposit. Surface exploration during the reporting period included a total of 1,358 metres of diamond and reverse circulation drilling. All of this was completed along the Rookery Fault regional trend and in the Norma Vale area located to the southwest.

Outlook
Peak Mines is forecast to produce 95,000 to 105,000 ounces of gold and 12 to 14 million pounds of copper in 2013 at total cash costs per ounce sold, net of by-product sales, of $670 to $690 per ounce. Peak Mines is targeting a further increase in gold production with copper production expected to remain consistent with that of 2012. The increase in gold production is driven by an expected increase in ore tonnes processed. At the same time, total cash costs per ounce sold, net of by-product sales, are expected to decrease when compared to 2012. This anticipated decrease in costs is attributable to a combination of higher gold production, a lower foreign exchange rate assumption, versus the average exchange rate in 2012, and a partial abatement of certain inflationary pressures in Australia resulting from the cancellation, delay or scaling back of various large projects in the sector. Peak Mines’ 2013 capital estimate of approximately $60 million is consistent with prior years and includes approximately $30 million of underground development and capitalized exploration in an effort to continue Peak Mines’ long history of reserve and resource replacement.

DEVELOPMENT AND EXPLORATION REVIEW

BLACKWATER PROJECT, BRITISH COLUMBIA, CANADA

Blackwater is a bulk-tonnage gold project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000, in central British Columbia, Canada, where New Gold already has an established presence through its New Afton mine. The project area covers over 1,000km2 and is located near infrastructure. As at December 31, 2012, Blackwater had a Measured and Indicated Mineral Resource estimate of 8.1 million ounces of Indicated gold Resources and an additional 0.3 million ounces of Inferred gold Resources. New Gold also owns a 100% interest in the Capoose property, located adjacent to Blackwater. As at December 31, 2012 the Capoose property has an estimated Mineral Resource separate from the Blackwater deposit, with an Indicated Mineral Resource of 0.2 million ounces of gold and 9.5 million ounces of silver.  The Inferred Resource is 0.6 million ounces of gold and 47.8 million ounces of silver.

Project Review
Project spending at Blackwater, including exploration and infrastructure-related expenditures, for the full year of 2012 was $134.2 million, of which $41.6 million was incurred in the fourth quarter of 2012. The year-to-date figure is inclusive of $6.0 million for the purchase of the Auro properties in March 2012.  New Gold’s land position in the Blackwater area is now approximately 1,000 km2.

Exploration activity at Blackwater for the full year of 2012 included a total of 270,301 metres drilled. This total included 206,450 metres in 716 holes for resource delineation and infill drilling, 12,036 metres in 54 holes for project engineering studies and 40,921 metres in 104 holes to test the mineral potential of areas selected for future operations facilities and infrastructure. Exploration continued at a rapid pace during the fourth quarter, which included the completion of 121 holes totalling 29,987 metres as part of a program to convert a portion of the Indicated Mineral Resource noted above to Measured classification status. Additionally, 13,412 metres over 34 holes were completed to test the mineral potential of proposed operations facilities and infrastructure sites during the quarter. The results of this work will be incorporated into a Feasibility Study for Blackwater scheduled for completion in late 2013. Other exploration activities during the fourth quarter included the consolidation and interpretation of results from the 2012 drilling and reconnaissance programs such as 10,894 metres in 22 holes of exploration drilling at the Capoose property, and the Company’s greater property position to identify prospective targets warranting further exploration in 2013. Five drills were active at Blackwater at the close of 2012.

Preliminary Economic Assessment
On September 20, 2012, New Gold announced the release of its PEA for Blackwater.  Over the initial 15 years of its mine life, Blackwater is estimated to produce an annual average of 507,000 ounces of gold and 2,039,000 ounces of silver at total cash costs per ounce sold, net of by-product sales, of $536 per ounce.

PEA highlights include:

•	Conventional truck and shovel open pit mine with 60,000 tonne per day ("tpd") whole ore leach process plant
•	Start of production targeted for 2017
•	Development capital costs of $1.8 billion inclusive of 24 percent, or $346 million, contingency

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The completion of a positive PEA was an important milestone in the continued development of Blackwater. Blackwater’s initial budgeted exploration primarily related to the planned 198,000 metre resource delineation and infill program being completed to support a feasibility study for the project. During the fourth quarter of 2012, New Gold completed the delineation and infill program as well as additional exploration and development drilling, bringing the total amount of exploration and development drilling in the Blackwater area to over 270,000 metres during 2012.

Other highlights for Blackwater in 2012 include:

·	Initiation of provincial and federal environmental process and completion of environmental baseline work
·	Signing of two exploration agreements with First Nations and subsequent approval of multi-year area based exploration permit
·	Opening of regional office and sample preparation lab in Vanderhoof, British Columbia
·	Confirmed point of access for connection to British Columbia hydro power

Outlook
During 2013, New Gold plans to spend approximately $60 million at Blackwater, including $45 million for the completion of the feasibility study, progression of the permitting and operation and development of camp infrastructure. The remaining $15 million is related to capitalized exploration and evaluation. Beyond 2013, subject to the completion of a positive feasibility study and board approval, New Gold looks forward to the following targeted key activities:

·	First quarter 2014 - Commence detailed engineering and procurement of long lead items
·	Second half of 2014 - Receipt of Provincial and Federal Environmental Assessment approvals
·	First half of 2015 - Receipt of construction-related approvals
·	Early 2015 - Commence construction activities
·	2017 - Begin production

EL MORRO PROJECT, ATACAMA REGION, CHILE

El Morro is an advanced stage gold-copper development project located in north-central Chile, Atacama Region, approximately 80 kilometres east of the city of Vallenar. El Morro is a world-class project with low expected cash costs and great organic growth potential. As at December 31 2012, attributable to New Gold’s 30% share of the project are Proven and Probable gold Reserves of 2.9 million ounces and Proven and Probable copper Reserves of 2.1 billion pounds. Measured and Indicated Resources, inclusive of Reserves, are 2.9 million ounces and 2.1 billion pounds of gold and copper, respectively. The El Morro and La Fortuna deposits represent the two principal zones of gold-copper mineralization that have been identified to date. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current La Fortuna open pit.

On March 16, 2011, Chilean authorities approved the Environmental Impact Assessment. A feasibility study update was completed by Goldcorp in the fourth quarter of 2011, which estimated total development capital of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. Goldcorp is the project developer and operator and holds the remaining 70% interest. In June 2012, the Ontario Superior Court of Justice released its decision regarding ownership interests in El Morro. The Court’s decision confirmed that New Gold and Goldcorp will continue as partners in El Morro. The Court dismissed Barrick’s attempt to claim it should have been New Gold’s partner. Based on the decision, the transaction between New Gold and Goldcorp, which closed on February 16, 2010, remains in force. New Gold holds a fully carried 30% interest in El Morro and Goldcorp, the project developer and operator, holds the remaining 70%. Certain of the key terms under the El Morro shareholders’ agreement include:

·	Goldcorp carries New Gold's full 30 percent share of the project's capital costs. The development capital costs, on a 100 percent basis, were most recently estimated at the end of 2011 at $3.9 billion
·	After the start of production, New Gold retains 20 percent of its 30 percent of cash flow with the remaining 80 percent going towards the carried funding and accumulated interest
·	The interest rate on the carried funding has been fixed at 4.58%
·	Goldcorp is obligated to pay New Gold a penalty payment of $1.5 million per month should Goldcorp not start construction within 60 days of the receipt of requisite permits and approvals

In January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. However, project field work has been temporarily suspended following the April 27, 2012 ruling by the Supreme Court of Chile against approval of El Morro’s environmental permit.  Based on the Supreme Court's announcement, El Morro suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning, continue. Goldcorp is working closely with the Chilean Environmental Permitting Authority ("Servicio de Evalucion Ambiental" or "SEA") to address any perceived deficiencies in respect of the environmental permit. Goldcorp is also focused on obtaining the project permits and optimizing project economics including sourcing of a long-term power supply. See the "Contingencies" section of this MD&A for more details. See “Contingencies – El Morro” for more information.

Pursuant to the above agreement, New Gold has drawn down $65.2 million of carried funding at December 31, 2012. New Gold had no cash outlay in 2012.

MINERAL RESERVES AND RESOURCES UPDATE

New Gold’s production profile is underpinned by the Company’s Mineral Reserve and Resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions. 2012 proved to be a successful year in growing the Company’s resource base. Measured and Indicated Resources increased to 21.4 million gold ounces from 18.8 million gold ounces at December 31, 2011. Proven and Probable reserves decreased by 3%; however, mine depletion at the four operating assets were partially offset by year-over-year reserve increases at both New Afton and Peak Mines.

(1)
Proven and Probable Reserves and Measured, Indicated and Inferred Resources are calculated as at December 31, 2012 and were in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For a breakdown of Reserves and Resources by category and additional information relating to Reserves and Resources and related key assumptions and parameters, see our Mineral Reserve and Resource Statement in our news release “New Gold 2012 Operational Results Extend History of Delivering on Guidance and 2013 Outlook Provides Gold Production Growth at Significantly Lower Costs”, filed on and dated February 5, 2013 on www.sedar.com. The scientific and technical information in this MD&A has reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

(2)	The 2009 figure excludes the Measured and Indicated gold Resources from Amapari Mine, which the Company sold in April 2010.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	December 31	December 31
(in millions of U.S. dollars, except where noted)	2012	2011
Cash and cash equivalents	687.8	309.4
Deferred tax assets	194.1	156.2
Other assets	3,401.8	2,903.1
Total assets	4,283.7	3,368.7

Derivative liabilities	110.5	141.6
Reclamation and closure cost obligations	68.5	50.7
Long-term debt	847.8	251.7
Deferred tax liabilities	322.9	294.3
Other liabilities	257.5	348.0
Total liabilities	1,607.2	1,086.3

Total equity	2,676.5	2,282.4

BALANCE SHEET REVIEW

Assets
At December 31, 2012, New Gold held cash and cash equivalents of $687.8 million. This compares to $309.4 million held at December 31, 2011. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. in mid-2009. As at December 31, 2012, the remaining gold contracts represent a commitment of 5,500 ounces per month for 24 months with the last commitment deliverable in December 2014 for a total of 132,000 ounces.

The remaining contracts were marked to market as at December 31, 2012 using the December 31, 2012 gold forward curve, resulting in a cumulative unrealized pre-tax loss of $110.5 million that has been disclosed as a liability and pre-tax losses of $23.8 million to other comprehensive income for the full year of 2012.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs. Mesquite spent $7.7 million in the full year of 2012 on accelerated reclamation work.

The long-term portion of the liability at December 31, 2012 is $68.5 million compared to $50.7 million at December 31, 2011. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount, and revisions to the discount and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2012, the Company had $847.8 million in long-term debt compared to $251.7 million at December 31, 2011. The Company capitalized interest of $23.8 million to qualifying development projects, with $16.4 million and $7.4 million allocated to New Afton and Blackwater, respectively. This compares to $25.7 million of capitalized interest for the year ended December 31, 2011.

Prior to their redemption on November 20, 2012, the Company had 55,000 subordinated convertible debentures, for an aggregate principal of C$55.0 million, which bore interest at a rate of 5% per annum and were convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. On October 11, 2012 New Gold issued a notice of redemption which resulted in the Debentures being redeemed for shares on November 20, 2012. The mechanics of the redemption allowed for holders to convert the Debentures before the redemption date at the normal conversion price of C$9.35.

On April 5, 2012, the Company issued a redemption notice for its Senior Secured Notes, and the redemption took place on May 7, 2012. The Company issued new Senior Unsecured Notes on April 5, 2012, which mature and become payable on April 15, 2020 and bear interest at a rate of 7% per annum. Approximately $197.6 million of the proceeds were used for the redemption of the Company’s Senior Secured Notes. At December 31, 2012 the face value of these notes, denominated in U.S. dollars totalled $300 million and the carrying amount totalled $292.5 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

On November 15, 2012, the Company issued a second offering of Senior Unsecured Notes. These notes become payable on November 15, 2022 and bear interest at a rate of 6.25% per annum. At December 31, 2012 the face value of these notes, denominated in U.S. dollars, totalled $500 million and the carrying amount totalled $490.1 million. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 each year.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s operating assets at Peak Mines, Mesquite and Cerro San Pedro and a pledge of a certain subsidiaries’ shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		December 31	December 31
	Financial covenant	2012	2011
Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	> $1.46 billion	$3.05 billion	$2.66 billion
Minimum interest coverage ratio (EBITDA to interest)	> 4.0 : 1	13.2 : 1	17.5 : 1
Maximum leverage ratio (debt to EBITDA)	< 3.0 : 1	2.0 : 1	0.5 : 1

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at December 31, 2012.

As at December 31, 2012, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$1.2 million for Blackwater’s reclamation requirements and $18.4 million relating to environmental and reclamation requirements at Cerro San Pedro.  The annual fees are 2.05% of the value of the outstanding letters of credit. On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility with a syndicate of banks to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.

New Gold’s wholly owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of Mesquite. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The related gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered into the Facility. The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders. One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms. The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

Current and Deferred Income Taxes
The net deferred income tax liability decreased from $138.1 million on December 31, 2011 to $128.8 million on December 31, 2012. The deferred tax liability decreased as a result of the recognition of a British Columbia Mineral tax asset of $5.7 million, investment tax credits, foreign exchange impact and additional recoveries in the period relating to foreign operation. These were partly offset by an increase in the deferred tax liability of $9.4 million recorded during the year as a result of the Chilean government substantively enacting on September 27, 2012, an increase in the Chilean Category 1 income tax rate from 18.5% to 20% that is effective from Jan 1, 2012. The tax rate was scheduled to revert to 17% in 2013 after being temporarily increased; therefore, the recognized loss relates to the differential between the 17% and 20%. The increase in the tax rate resulted in a remeasurement of relevant deferred tax balances during the quarter.

While the current income tax balance at December 31, 2011 was a payable of $20.5 million, the year 2012 ended with a $6.6 million receivable.  The decrease is attributable to payments being made with respect to the Mexican year-end tax liability as well as payment of U.S. withholding tax accrued at December 31, 2011. Additionally, California State did not limit the use of non-capital losses which were incurred in previous years for the Western Mesquite Mine to reduce taxes payable. This reduced our current tax payable by $2.7 million.

LIQUIDITY AND CASH FLOW

As at December 31, 2012, the Company had cash and cash equivalents held by continuing operations of $687.8 million compared to $309.4 million at December 31, 2011. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of twelve months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The change in cash in the quarter ended December 31, 2012 was attributed to the following key items:

•     Strong cash flows from gold sales at Mesquite, Peak Mines and Cerro San Pedro which benefited from prevailing average market gold and silver prices of $1,668 and $31.15 per ounce, respectively, and an average copper price of  $3.61 during the year.

•     Capital and operating expenditures at New Afton, offset partially by cash received from concentrate sales, which started shipping from the mine in September.

•     The issue of $300 and $500 million in Senior Unsecured Notes on April 5, 2012 and November 15, 2012, respectively.

•     Continuing spending at the Blackwater exploration and development project in British Columbia.

Liquidity and Capital Resources Outlook
During the year ended December 31, 2012, the Company had positive net cash generated from continuing operations of $235.8 million and invested a total of $516.0 million in mining interests, including $10.9 million at Mesquite, $11.4 million at Cerro San Pedro, $46.8 million at Peak Mines, $302.0 million at New Afton (net of $14.5 million of proceeds received from the sale of pre-commercial production inventory) , $134.2 million at Blackwater (inclusive of $6.0 million for the purchase on additional mining claims) and the remainder on other projects. As at December 31, 2012, the Company had working capital of $740.4 million, which includes $687.8 million in cash and cash equivalents.

Internal growth will focus on El Morro and Blackwater; however, there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company may consider expansion opportunities through mergers and acquisitions.

In the opinion of management, the working capital at December 31, 2012, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. Based on our current cash balance and expected incremental cash flow, it is expected that the Company’s existing cash will be sufficient to fully fund Blackwater and El Morro. New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp, the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. The Company also expects it will not need external financing to repay its outstanding debt in 2020 and 2022.

However, the Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. However, cash projections may require revision if any further acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment. At December 31, 2012, these commitments totalled  $87.4  million, of which all are expected to fall due over the next 12 months. This compares to a balance of $135.5 million at December 31, 2011.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. It is anticipated the consultation process could be completed by late 2013. During the period of temporary suspension, Goldcorp’s focus is on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply.

Cerro San Pedro Mine

In March 2012, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (EIS”) for the mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. The 2011 EIS contains conditions which must be complied with and the work to fulfill these conditions is ongoing.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt	-	-	-	800.0	800.0
Interest payable on long-term debt	52.3	104.5	104.5	208.8	470.1
Operating leases and other commitments	103.4	31.1	0.9	0.8	136.2
Reclamation and closure cost obligations	3.3	3.1	5.9	79.8	92.1
Total contractual obligations	159.0	138.7	111.3	1,089.4	1,498.4

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Senior Unsecured Notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 28, 2013, New Gold agreed to an extension of its $150 million revolving credit facility with a syndicate of banks to December 14, 2014.  Other amendments include a reduction in fees and the use of net debt, rather than total debt, as a measure of leverage for the purpose of covenant tests.

OUTSTANDING SHARES

As at February 27, 2013, there were 476,090,756 common shares of the Company outstanding. The Company had 10,888,619 stock options outstanding under its share option plan, exercisable for 10,888,619 common shares. In addition, the Company had 27,849,865 common share purchase warrants outstanding exercisable for 27,849,865 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. The calculation of total cash costs per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per ounce of gold sold for Peak Mines and New Afton is net of by-product copper sales revenue.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

TOTAL CASH COSTS PER OUNCE RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Operating expenses from continuing operations	105.2	78.6	344.3	303.8
Treatment and refining charges on concentrate sales	7.7	1.9	12.9	9.0
By-product copper and silver sales	(85.3)	(25.2)	(190.9)	(132.6)
Non-cash adjustments	0.3	(0.2)	0.3	(5.5)
Total cash costs	27.9	55.1	166.6	174.7
Ounces of gold sold	109,766	99,612	395,535	391,890
Total cash costs per ounce of gold sold	254	553	421	446

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•     Impairment losses

•     Fair value changes of embedded derivative in Senior Secured Notes

•     Gains (losses) on Fair Value Through Profit and Loss financial assets

•     Ineffectiveness of hedging instruments

•     Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt

•     Fair value changes of asset backed commercial paper

•     Gains (losses) on foreign exchange

•     Other non-recurring items

Net earnings have been adjusted and tax affected for the group of costs in “Other gains and losses” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The current period adjusted tax excludes the impact of the increase in the Chilean Category 1 income tax rate which was enacted in the third quarter of 2012, as well as the impact of adjustments to uncertain tax positions. Also, the prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Net earnings before taxes	137.8	57.1	278.8	258.4
Loss on redemption of Senior Secured Notes	-	-	31.8	-
Gain on fair value through profit and loss financial assets	-	-	-	(1.3)
Ineffectiveness on hedging instruments	1.3	2.4	2.9	6.6
Realized and unrealized gain on non-hedged derivatives	(70.2)	(11.1)	(61.1)	7.3
Loss (gain) on foreign exchange	(3.4)	12.9	1.3	(7.1)
Loss on disposal of assets	2.0	0.3	3.3	0.5
Other	0.7	(0.2)	1.9	1.9
Adjusted net earnings before tax	68.2	61.4	258.9	266.3

Income tax expense	(13.9)	(22.1)	(79.8)	(79.4)
Income tax adjustments	(4.6)	2.9	4.4	0.9
Adjusted income tax expense	(18.5)	(19.2)	(75.4)	(78.5)

Adjusted net earnings	49.7	42.2	183.5	187.8
Adjusted earnings per share (basic)	0.11	0.09	0.40	0.44
Adjusted effective tax rate	27%	31%	29%	29%

Cash generated from operations, excluding working capital changes and income taxes paid
“Cash generated from operations, excluding working capital changes and income taxes paid” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period.

Operating margin is calculated as net cash generated from operations excluding the change in non-cash operating working capital and income taxes paid.

Cash generated from operations, excluding working capital changes and income taxes paid, is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

CASH GENERATED FROM OPERATIONS, EXCLUDING WORKING CAPITAL CHANGES AND INCOME TAXES PAID RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Net cash generated from operations	106.2	65.8	235.8	229.5
Add back: Change in non-cash operating working capital	(3.1)	(2.5)	44.8	12.5
Add back: Income taxes paid	24.9	21.3	100.6	98.4
Cash generated from operations, excluding working capital changes and income taxes paid	128.0	84.6	381.2	340.4

Operating Margin
“Operating margin” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Revenues	250.9	177.3	791.3	695.9
Less: Operating expenses	(105.2)	(78.6)	(344.3)	(303.8)
Operating margin	145.7	98.7	447.0	392.1

Average Realized Price and Average Realized Margin
“Average realized price” and “average realized margin per ounce of gold sold” are financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts.

Average realized margin represents average realized price per ounce less total cash costs per ounce.

Average realized price and average realized margin are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE AND AVERAGE REALIZED MARGIN RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Revenues from gold sales	173.2	154.3	613.3	572.3
Ounces of gold sold	109,766	99,612	395,535	391,890
Average realized price per ounce of gold sold	1,578	1,549	1,551	1,460
Less: Cash costs per ounce of gold sold	(254)	(553)	(421)	(446)
Average realized margin per ounce of gold sold	1,324	996	1,130	1,014

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2012 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 26, 2012 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Australia, Mexico, the United States and Canada where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2012.

As at December 31, 2012
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	46.9	-	-	-	46.9
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	120.7	120.7
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Copper swap contracts	-	0.9	-	-	0.9
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

As at December 31, 2011
(in millions of U.S. dollars)	Loans and receivables at amortized cost	Designated as Fair Value Through Profit & Loss	Available for sale at fair value	Financial liabilities at amortized cost	Total
Financial assets
Cash and cash equivalents	309.4	-	-	-	309.4
Trade and other receivables	37.6	-	-	-	37.6
Investments	-	-	1.8	-	1.8
Prepayment option	-	18.8	-	-	18.8
Reclamation deposits	10.0	-	-	-	10.0
Financial liabilities
Trade and other payables	-	-	-	100.3	100.3
Long-term debt	-	-	-	251.7	251.7
Gold contracts	-	141.6	-	-	141.6
Warrants	-	143.6	-	-	143.6
Conversion option	-	24.0	-	-	24.0
Share award units	-	5.3	-	-	5.3

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31, 2012 and December 31, 2011 is as follows:

	December 31	December 31
(in millions of U.S. dollars)	2012	2011
Cash and cash equivalents	687.8	309.4
Trade receivables	46.9	37.6
Reclamation deposits	-	10.0
Total financial instruments subject to credit risk	734.7	357.0

The aging of accounts receivable at December 31, 2012 and December 31, 2011 is as follows:

						December 31	December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2012 Total	2011 Total
Mesquite	0.9	-	-	-	-	0.9	0.4
Cerro San Pedro	2.6	-	0.3	-	1.8	4.7	4.7
Peak Mines	5.5	-	-	-	-	5.5	5.6
New Afton	1.8	3.6	4.8	11.3	-	21.5	16.2
Blackwater	0.6	0.9	2.0	3.0	6.6	13.1	6.8
Corporate	1.2	-	-	-	-	1.2	3.9
Total trade receivables	12.6	4.5	7.1	14.3	8.4	46.9	37.6

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The Company sells its copper concentrate production from the New Afton mine to four different customers under off-take contracts. The Company sells its copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 18 to our audited consolidated financial statements for the year ended December 31, 2012.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					December 31	December 31
(in millions of U.S. dollars)	Less than 1 year	2-3	4-5 years	After 5 years	2012 Total	2011 Total
		years
Trade and other payables	114.2	6.5	-	-	120.7	100.4
Long-term debt	-	-	-	800.0	800.0	238.0
Interest payable on long-term debt	52.3	104.5	104.5	208.8	470.1	107.9
Gold contracts	58.0	58.7	-	-	116.7	154.5
Copper swap contracts	0.9	-	-	-	0.9	-
Total trade receivables	225.4	169.7	104.5	1,008.8	1,508.4	600.8

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	19.6	10.2	0.3	-
Trade and other receivables	35.9	2.1	4.7	-
Trade and other payables	(70.8)	(18.4)	(16.3)	-
Reclamation and closure cost obligations	(17.9)	(21.4)	(18.4)	-
Warrants	(80.3)	-	-	-
Share award units	(4.0)	-	-	-
Gross balance exposure	(117.5)	(27.5)	(29.7)	-

As December 31, 2011
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	75.3	20.8	2.3	-
Trade and other receivables	27.0	1.2	4.7	-
Prepayment option	18.8	-	-	-
Trade and other payables	(46.5)	(22.3)	(33.9)	-
Reclamation and closure cost obligations	(8.6)	(17.1)	(15.8)	-
Warrants	(143.6)	-	-	-
Conversion option on convertible debt	(24.0)	-	-	-
Share award units	(5.3)	-	-	-
Long-term debt	(221.5)	-		-
Gross balance exposure	(328.4)	(17.4)	(42.7)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	December 31	December 31
(in millions of U.S. dollars)	2012	2011
Canadian dollar	(11.8)	(32.8)
Australian dollar	(2.7)	(1.7)
Mexican peso	(2.9)	(4.3)
Chilean peso	-	-
Total translation risk exposure	(17.4)	(38.8)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility interest is variable; however, the Facility is undrawn as at December 31, 2012.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $7.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk. Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•     the strength of the U.S. economy and the economies of other industrialized and developing nations

•     global or regional political or economic crises

•     the relative strength of the U.S. dollar and other currencies

•     expectations with respect to the rate of inflation

•     interest rates

•     purchases and sales of gold by central banks and other holders

•     demand for jewelry containing gold

•     investment activity, including speculation, in gold as a commodity

The Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 12 (a) to our audited consolidated consolidated financial statements. At December 31, 2012 the Company had remaining gold forward sales contracts for 132,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 24 months.

For the year ended December 31, 2012, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,556 to $1,785 per ounce, and by copper prices in the range of $3.32 to $3.81 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2012, working capital includes unpriced gold and copper concentrate receivables totalling 32,726 ounces of gold and 27.2 million pounds of copper. A $100 change in gold price per ounce would have an impact of $3.3 million on the Company’s working capital. A $0.10 change in copper price per pound would have an impact of $2.7 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

Year ended December 31
	2012	2012	2011	2011
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	61.3	21.1	57.2	28.4
Silver price	12.7	-	5.8	-
Copper price	5.9	-	7.1	-
Fuel price	6.1	-	4.9	-
Warrants	8.0	-	14.4	-
Conversion option on convertible debt	-	-	4.4	-
Share aware units	0.4	-	0.5	-
Total price risk exposure	94.4	21.1	94.3	28.4

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

CRITICAL JUDGEMENTS IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•     All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•     The completion of a reasonable period of testing of the mine plant and equipment;
•     The mine or mill has reached a pre-determined percentage of design capacity; and
•     The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Effective July 31, 2012, management determined that the New Afton Mine reached the commercial production levels. The Company defines the point where a development project becomes an operating mine as 60% average mill capacity for a consecutive 30 day period. Upon declaring commercial production at the New Afton Mine, the Company transferred the capitalized cost of the mineral property from non-depletable assets to depletable assets, and began depleting the assets on a unit of production method. The Company ceased capitalization of interest to the mine as it was no longer a qualifying asset.

In September 2012, the Company recorded the first concentrate sale of the mine. A portion of the sale related to material produced prior to commercial production and recorded as a credit to the cost of the project.

(ii) Functional currency
The functional currency for each of the Company’s subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

As of July 31, 2012 the Company applied the change in functional currency to the New Afton Mine and to Blackwater on a prospective basis. The Company translated all items into the new functional currency using the exchange rate as at July 31, 2012. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to net earnings until the disposal of the operation.

New Afton

The Company re-assessed the functional currency at the New Afton Mine, as the mine commenced commercial production and moved from a development project to an operating mine on July 31, 2012. The Company defines commercial production as reaching an average of 60% mill capacity for a consecutive 30 day period. The New Afton Mine began earning revenue which is denominated in U.S. dollars. The change in circumstance required the Company to change the functional currency of the mine from the Canadian dollar to the U.S. dollar.

Blackwater

The Company re-assessed the functional currency of the Blackwater development project (“Blackwater”). Blackwater is funded from the net earnings of the Company’s operating mines which are denominated in U.S. dollars, and was amalgamated into with Corporate on January 1, 2012 which has a U.S. dollar functional currency as well. The Company changed the functional currency at Blackwater to U.S. dollars, as financing will be denominated in such.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater development project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

(iv) Carrying value of assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operate and evidence of long term reduced production of the asset. If an impairment indicator is identified the Company compares the carrying value of the asset against the higher of the recoverable amount or fair value less cost to sell. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year ended December 31, 2012, the Company identified no indicators that led to additional impairment analysis.

(v) Determination of Cash Generating Unit (“CGU”)
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent on cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represent management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $71.8 million (2011 - $55.0 million).

ACCOUNTING STANDARDS AND RECENT ACCOUNTING PRONOUNCEMENTS
Accounting standards effective January 1, 2013

Consolidation

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes Standing Interpretations Committee standards (“SIC”) 12 and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; it defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. In addition, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 – Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company has evaluated the above standards and determined that they do not have a material impact on the consolidated financial statements.

Joint arrangements

In May 2011, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”), which supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. The Company has evaluated IFRS 11 and determined that it does not have a material impact on the consolidated financial statements.

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the U.S. Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRS that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has evaluated IFRS 13 and determined that it does not have a material impact on the consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company has evaluated the amendments to IAS 1 and determined that they do not have a material impact on the consolidated financial statements.

Stripping costs in the production phase of a mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company has evaluated IFRIC 20 and the implementation of the standard is consistent with current practice.

Accounting standards anticipated to be effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•     Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•     Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2012. Deloitte LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this MD&A, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to obtaining the necessary permits for Blackwater, in Mexico where Cerro San Pedro has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for El Morro; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION
The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of New Gold.

This note regarding the PEA is in addition to cautionary language already included in this MD&A as required under NI 43-101. This MD&A includes information on New Gold's PEA with respect to Blackwater, which was outlined in the PEA Technical Report filed on October 10, 2012.  New Gold has, since the date of the PEA, completed a non-material update of the mineral resource estimate for Blackwater. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of Blackwater, the PEA is based on mineral resources estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest mineral resource estimate discussed in this MD&A. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 mineral resource estimate, may have changed from those used for the new resource estimate, causing a variation of parameters.  Moreover, the updated mineral resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

The estimates of mineral Reserves and mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. In additional to referring to our February 5, 2013 news release, additional details regarding mineral reserve and resource estimates, classification and reporting parameters for each of New Gold's mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.